AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31,
                                      2005

                                                     REGISTRATION NO. 333-119076

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                               AMENDMENT NO. 5 ON

                                    FORM S-3
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           SYMBOL TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

                DELAWARE                                11-2308681                                  3577
    (State or other jurisdiction of                  (I.R.S. Employer                   (Primary Standard Industrial
     incorporation or organization)                Identification No.)                  Classification Code Number)

                             ---------------------
                                ONE SYMBOL PLAZA
                        HOLTSVILLE, NEW YORK 11742-1300
                                 (631) 738-2400
(Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                             ---------------------
                              PETER M. LIEB, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           SYMBOL TECHNOLOGIES, INC.
                                ONE SYMBOL PLAZA
                        HOLTSVILLE, NEW YORK 11742-1300
                                 (631) 738-2400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                    COPY TO:
                            STEVEN DELLA ROCCA, ESQ.
                              LATHAM & WATKINS LLP
                                885 THIRD AVENUE
                                   SUITE 1000
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200
                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this registration statement, as determined by the Registrant.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                  (Calculation of Registration Fee on next page)

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED              PROPOSED
                                                                     MAXIMUM               MAXIMUM
TITLE OF EACH CLASS OF SECURITIES TO BE      AMOUNT TO BE         OFFERING PRICE          AGGREGATE             AMOUNT OF
              REGISTERED                    REGISTERED(1)          PER UNIT(2)        OFFERING PRICE(3)    REGISTRATION FEE(4)
-------------------------------------------------------------------------------------------------------------------------------
Debt Securities, Preferred Stock,
  Common Stock, and such indeterminate
  amount of Debt Securities, Preferred
  Stock and Common Stock as may be
  issued upon conversion or exchange
  for any other securities registered
  hereunder that provides for
  conversion or exchange into Debt
  Securities, Preferred Stock or Common
  Stock..............................        $250,000,000              (2)               $250,000,000            $36,490
-------------------------------------------------------------------------------------------------------------------------------
Preferred Stock Purchase Rights(5)...            N/A                   N/A                   N/A                   N/A
-------------------------------------------------------------------------------------------------------------------------------
Total................................        $250,000,000              100%              $250,000,000            $36,490
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

(1) In United States dollars or the equivalent thereof in any other currency, currency unit or units, or composite currency or currencies at the dates of issuance.

(2) The proposed maximum offering price per unit will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder.

(3) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(4) Previously paid in connection with the initial filing of this registration statement.

(5) Each share of common stock includes one preferred stock purchase right pursuant to the Rights Agreement, dated as of August 13, 2001, between the registrant and The Bank of New York, as rights agent. The preferred stock purchase rights initially will trade together with the common stock. The value attributable to the preferred rights, if any, will be reflected in the offering price of the common stock.

This Pre-Effective Amendment No. 5 on Form S-3 to Form S-1 is being filed to convert the Registration Statement on Form S-1 and the amendments thereto into a Registration Statement on Form S-3.
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

    PURSUANT TO RULE 401 UNDER THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 5 TO THE REGISTRATION STATEMENT ON FORM S-1 SHALL BE DEEMED FILED ON FORM S-3.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED AUGUST 31, 2005.

PROSPECTUS

(SYMBOL LOGO)

SYMBOL TECHNOLOGIES, INC.

$250,000,000

DEBT SECURITIES, PREFERRED STOCK AND COMMON STOCK

We may from time to time offer up to $250,000,000 in aggregate initial offering price of:
 --  debt securities;
 --  shares of preferred stock; and
 --  shares of common stock.

Our common stock is traded on the New York Stock Exchange under the symbol "SBL." We will make applications to list any shares of common stock sold pursuant to a supplement to this prospectus on the NYSE. We have not determined whether we will list any other securities we may offer on any exchange or over-the-counter market. If we decide to seek listing of any securities, the supplement to this prospectus will disclose the exchange or market.

When we offer securities, we will provide specific terms of such securities in supplements to this prospectus. The securities offered by this prospectus may be offered directly to or through underwriters or dealers. If any underwriters are involved in the sale of any securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             , 2005

                               TABLE OF CONTENTS

About this prospectus.......................................   ii
Prospectus summary..........................................    1
Risk factors................................................    8
Forward-looking statements..................................   26
Market and industry data....................................   26
Use of proceeds.............................................   27
Ratio of earnings to fixed charges..........................   27
Unaudited pro forma financial information...................   28
Description of our credit facility..........................   30
Description of debt securities..............................   32
Description of capital stock................................   41
Plan of distribution........................................   46
Legal matters...............................................   48
Experts.....................................................   48
Where you can find more information; incorporation of
   information by reference.................................   49

                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

                               PROSPECTUS SUMMARY

This summary is not complete and does not contain all the information you should consider before investing in our securities. You should read the entire prospectus and the documents incorporated by reference into this prospectus, including the section entitled "Risk factors," our consolidated financial statements and related notes, the consolidated financial statements of Matrics, Inc. and the notes thereto, and all of the information set forth in any accompanying prospectus supplement before making an investment decision.

SYMBOL TECHNOLOGIES, INC.

OUR BUSINESS

We are a global leader in designing, developing, manufacturing and servicing products and systems used in end-to-end enterprise mobility solutions. Our products and solutions capture, move and manage information in real time to assist our customers in making more efficient business decisions. Our products include advanced data capture products, mobile computing platforms, wireless infrastructure, radio frequency identification ("RFID") infrastructure and tags and mobility software and services, and are sold as both integrated solutions and individual devices.

Our customers use our enterprise mobility solutions in business operations such as merchandise ordering and price control, inventory management, point-of-sale, production control, delivery confirmation, route accounting and military logistics and in various healthcare applications. Our customers purchase our products because they are designed to increase workforce productivity, reduce operating costs, drive operational efficiencies and enhance quality control and customer service.

Our products and services are sold worldwide to a diverse set of customers in markets such as retail, transportation and logistics, manufacturing, wholesale and distribution, government and healthcare. For the year ended December 31, 2004, we generated $1,732.1 million in revenue and reported $81.8 million in net earnings. For the six months ended June 30, 2005, we generated $885.2 million in revenue and reported a net loss of $8.3 million.

We operate in two reportable business segments: (1) the design, development, manufacture and marketing of advanced data capture, mobile computing, wireless infrastructure, RFID and mobility software products and systems ("Product Segment"); and (2) the servicing of, customer support for and professional services related to these products and systems ("Services Segment").

PRODUCT SEGMENT

Our products and solutions are designed to capture, move and manage information in real time to and from the point of business activity.

 -- Capture. Our advanced data capture products fall into three categories: (1)
    handheld and hands-free laser bar code scanners, imagers and kiosks; (2) enterprise mobile computing systems, including "rugged" handheld, wearable and vehicle-mounted mobile computers and durable personal digital assistants; and (3) RFID infrastructure and tags. "Rugged" mobile devices are typically used in industrial and field settings and offer higher resistance to vibration, shock and temperature variations than their typical commercial-grade counterparts.

 -- Move. We offer mobility infrastructure solutions that provide wireless local area networks ("wireless LAN") connectivity. Our mobility devices also offer support for wireless LAN, wireless wide area networks ("wireless WAN"), personal area wireless networks and complementary standards and technologies, including Bluetooth(TM), WiFi, IEEE 802.11, CDMA, GPRS and GSM.

 -- Manage. Our Mobility Services Platform ("MSP") is a suite of software products that includes our MSP Server and our MSP Studio, which are designed to enhance the performance, efficiency and productivity of mobility solutions. Our MSP was announced in May 2004, but was not available for shipping until the fourth quarter of 2004. As a result, we began recognizing revenue from sales of our MSP products in the fourth quarter of 2004. For the six months ended June 30, 2005, revenues from sales of our MSP products were immaterial.

For the year ended December 31, 2004, Product Segment net revenue was $1,433.7 million, which represented 82.8% of total revenues. For the six months ended June 30, 2005, Product Segment revenue was $739.9 million, which represented 83.6% of total revenue.

SERVICES SEGMENT

Our Global Services Division offers our customers a range of services from system planning and design for emerging technologies to comprehensive product maintenance and support. Our services, marketed under the Symbol Enterprise Mobility Services brand, have been designed to support our customers' investments in information technology solutions and are sold and delivered via our global direct sales and services organization or through our Symbol PartnerSelect(TM) or SymbolCertified(TM) Professional Services certification programs. For the year ended December 31, 2004, Services Segment revenue was $298.5 million, which represented 17.2% of total revenue. For the six months ended June 30, 2005, Services Segment revenue was $145.4 million, which represented 16.4% of total revenue.

OUR STRENGTHS

We believe that we possess many of the attributes that will be necessary for long-term success in our industry, including the following:

 -- unique end-to-end enterprise mobility solutions;

 -- leading market positions;

 -- technology and intellectual property leadership;

 -- a global presence;

 -- long-term customer relationships and knowledge of vertical markets;

 -- a channel-centric and alliance-centric sales model;

 -- customer service and support; and

 -- an experienced management team.

OUR STRATEGY

Our strategy is to deliver to our customers enterprise mobility products, solutions and services, which are designed to increase cost-effectiveness, enhance efficiency and promote faster execution of critical business processes. We intend to pursue this goal by applying the following strategies:

 -- expand our leadership position in enterprise mobility products and solutions;

 -- target key vertical markets and penetrate new markets;

 -- continue to improve and streamline operations;

 -- build upon our strong foundation of intellectual property;

 -- rationalize product lines and pursue platform-based products; and

 -- expand our sales and channel capabilities.

ACQUISITION OF MATRICS

On September 9, 2004, we acquired privately held Matrics, Inc. ("Matrics") for $230 million in cash. We financed the acquisition of Matrics with a portion of a $250 million borrowing under a short-term credit facility, which was refinanced on December 29, 2004 with our credit facility. In this prospectus, we refer to the acquisition of Matrics and the related borrowing under the short-term credit facility together as the "Acquisition."

Based in Rockville, Maryland, Matrics was a leader in developing Electronic Product Code ("EPC")-compliant RFID systems. RFID is a next generation data capture technology that utilizes small tags attached to products or assets that emit radio signals that can be read at a distance. This allows for remote reading of information relevant to the asset, similar to that contained in bar codes. Because RFID does not require physical contact between the reader and the tag, or even a line of sight, it provides the ability to capture more data more efficiently and is beneficial in areas such as supply chain management, asset tracking and security.

Matrics focused its strategic RFID solutions efforts on Electronic Product Code standards, which are the emerging global RFID standards. Matrics developed EPC-compliant RFID systems for retail, defense, transportation and other vertical markets. The product portfolio acquired from Matrics features RFID systems including multi-protocol, EPC-compliant fixed readers; readers designed for embedded applications, such as RFID printers and mobile computers; high-performance antennas for RFID tag reading; and EPC labels that can be attached to items such as containers, pallets, cartons and more. The RFID tag family includes both read-only and read/write functionality that addresses a wide range of asset visibility applications.

We believe the acquisition of Matrics was an important step in executing our plan to be a leader in RFID, and will expand our offerings in the advanced data capture industry. Prior to the acquisition of Matrics, we had been internally developing a handheld RFID reader and a services and support business focused on the deployment of RFID systems. Prior to the acquisition, our revenues from our internal RFID business were insignificant. The Matrics acquisition has allowed us to offer complete RFID systems by adding commercially ready, fixed RFID reader systems and tag products to our current offerings. We believe RFID technology is a new generation of advanced data capture and is complementary to our offering of bar code scanners and rugged handheld computers.

For the year ended December 31, 2004, the acquisition of Matrics had a $26.8 million negative impact on net earnings and a $0.11 negative impact on earnings per share, primarily as a result of a $12.8 million write-off of in-process research and development costs, the interest expense and amortization of fees associated with the short-term credit facility used to fund the acquisition and the refinancing thereof with our credit facility on December 29, 2004.

Although the RFID market is in the early stages of development, we paid a significant premium for Matrics, and thus allocated a significant portion of the purchase price to goodwill, because we believe that EPC-based technology will be a material area of investment for our customers in our retail, manufacturing, transportation and logistics, wholesale distribution, healthcare and government vertical markets. We believe that Matrics was an early market leader with its commercial tag and reader products based on its trial deployments and full implementations with its customers in retail, transportation, healthcare, and government vertical markets. We currently believe that the costs we will incur during the product life cycle for both existing technology and future, replacement RFID technology will be consistent with the expenditures we have incurred in developing and maintaining our existing enterprise mobility solutions. Our goal is to obtain a significant share of the market by combining our expertise in sales and support for enterprise mobility solutions along with our engineering resources and Matrics' expertise in this emerging market, which is a market that is projected to grow rapidly in the next three to five years.

If we are unable to develop or enhance the Matrics technology within the timeframe outlined, we may not meet our revenue and profitability projections. Furthermore, we believe that a number of our existing customers intend to deploy RFID systems utilizing technology such as that provided by Matrics and if we fail to deliver those products, those customers may be less willing to purchase our other existing products, further negatively impacting revenue and profitability. If we do not develop or enhance the Matrics technology in line with our projections, we may be required to incur higher than expected operating and capital expenses in order to address these issues and meet projections.

RECENT DEVELOPMENTS

Waring v. Symbol Technologies, Inc., et al.
Berger v. Symbol Technologies, Inc., et al.
Horowitz v. Symbol Technologies, Inc., et al.
Auberger v. Symbol Technologies, Inc., et al.

On August 16, 2005, a purported federal class action lawsuit was filed against Symbol and two former officers of Symbol in the United States District Court for the Eastern District of New York by Robert Waring. Since the filing of the Waring action, the Berger, Horowitz and Auberger purported class actions have been filed against us and the same former officers making virtually identical allegations (collectively, the "New Class Actions"). The plaintiffs in the New Class Actions allege that during the period of May 10, 2004 through August 1, 2005 the defendants misrepresented that, in connection with settlements of earlier criminal and civil investigations, Symbol had implemented processes to improve its internal controls when, in fact, its internal controls were insufficient. In addition, the plaintiffs in the New Class Actions allege that as a result of the insufficient internal controls, Symbol violated the Securities Exchange Act of 1934 by issuing statements concerning the prospects, financial results and financial controls of Symbol that were allegedly false and misleading. The plaintiffs allege that they were damaged by the decline in the price of Symbol's stock on August 1, 2005, the date we released our results for the second quarter of 2005. The complaints seek unspecified damages. A lead plaintiff has not been appointed, nor has the time for Symbol and the other defendants to answer, move or otherwise respond been established. Symbol intends to defend the suits vigorously.

CORPORATE INFORMATION

We are a Delaware corporation and the successor by merger in 1987 to Symbol Technologies, Inc., a New York corporation that commenced operations in 1975. Our principal executive offices are located at One Symbol Plaza, Holtsville, New York 11742-1300. Our telephone number is (631) 738-2400. Our website address is www.symbol.com. Information contained on our website is not part of this prospectus.

                   SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
                          CONSOLIDATED FINANCIAL DATA

The following table presents our summary historical and unaudited pro forma consolidated financial data for the periods presented. The summary historical consolidated financial data as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 are derived from our audited consolidated financial statements incorporated by reference into this prospectus. The summary unaudited historical financial data as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 are derived from our unaudited consolidated financial statements incorporated by reference into this prospectus. These unaudited consolidated financial statements include, in the opinion of our management, all adjustments necessary for a fair presentation of the results for those periods. The results of operations for interim periods are not necessarily indicative of the operating results for the full year.

The summary unaudited pro forma statement of operations data give effect to the Acquisition as if it had occurred as of January 1, 2004. The summary unaudited pro forma financial data is not intended to represent our financial position, results of operations or cash flows had the Acquisition been completed as of such date or to project our financial position, results of operations or cash flows for any future period or date.

The summary historical financial data and unaudited pro forma consolidated financial data set forth below should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations," "Unaudited pro forma financial information" and our historical consolidated financial statements and the notes thereto and the historical consolidated financial statements of Matrics and the notes thereto incorporated by reference into this prospectus.

----------------------------------------------------------------------------------------------------------------------
                                                                                             HISTORICAL      UNAUDITED
                                             ----------------------------------------------------------      PRO FORMA
                                                                                             SIX MONTHS   ------------
                                                          YEAR ENDED DECEMBER 31,        ENDED JUNE 30,    YEAR ENDED
                                             ------------------------------------   -------------------   DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)           2002         2003         2004        2004       2005         2004
----------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
REVENUE:
Product....................................  $1,103,070   $1,223,853   $1,433,671    704,841    739,895   $  1,440,856
Services...................................     298,547      306,425      298,452    147,595    145,352        298,452
                                             -------------------------------------------------------------------------
                                              1,401,617    1,530,278    1,732,123    852,436    885,247      1,739,308
COST OF REVENUE:
Product cost of revenue....................     694,437      631,464      712,828    352,318    390,318        722,121
Services cost of revenue...................     219,985      219,926      204,323    105,903    105,928        204,323
Restructuring charges......................        (457)       3,639        5,934      2,604      9,647          5,934
Asset impairments..........................           -            -            -          -      6,155              -
                                             -------------------------------------------------------------------------
                                                913,965      855,029      923,085    460,825    512,048        932,378
                                             -------------------------------------------------------------------------
Gross profit...............................     487,652      675,249      809,038    391,611    373,199        806,930
                                             -------------------------------------------------------------------------
OPERATING EXPENSES:
Engineering................................     142,602      156,328      167,543     83,619     81,926        174,677
Selling, general and administrative(1).....     343,971      421,132      502,331    240,753    274,523        510,434
Restructuring charges......................       2,590        1,181        5,170        509     22,109          5,170
Asset impairments..........................           -            -            -          -      5,433              -
Stock-based compensation
  expense/(recovery)(2)....................     (68,084)      17,087        2,234      2,609          -          2,234
Provision/(recovery) for legal
  settlements..............................      98,300       72,000      (21,400)    (9,000)    (7,086)       (21,400)
Write off of acquired in process research
  and development(3).......................           -            -       12,800          -          -              -
                                             -------------------------------------------------------------------------
Total operating expenses...................     519,379      667,728      668,678    318,490    376,905        671,115
                                             -------------------------------------------------------------------------
Earnings/(loss) from operations............     (31,727)       7,521      140,360     73,121     (3,706)       135,815
                                             -------------------------------------------------------------------------
OTHER (EXPENSE)/INCOME:
Interest income............................       2,322        2,969        3,507      1,238      2,079          3,601
Interest expense...........................     (16,801)     (10,590)     (20,032)    (3,676)    (7,975)       (36,796)
Impairment of investments..................     (32,200)      (3,550)           -          -          -              -
Other income (expense), net................      16,676        7,551          (66)    (4,514)    (1,642)          (311)
                                             -------------------------------------------------------------------------
                                                (30,003)      (3,620)     (16,591)    (6,952)    (7,538)       (33,506)
                                             -------------------------------------------------------------------------
Earnings/(loss) before income taxes........     (61,730)       3,901      123,769     66,169    (11,244)       102,309
Provision for/(benefit from) income
  taxes....................................     (16,815)         606       41,922     30,570     (2,930)        33,660
                                             -------------------------------------------------------------------------
Net earnings/(loss)........................  $  (44,915)  $    3,295   $   81,847     35,599     (8,314)  $     68,649
                                             -------------------------------------------------------------------------
EARNINGS/(LOSS) PER SHARE:
Basic......................................  $    (0.20)  $     0.01   $     0.34        .15      (0.03)  $       0.28
Diluted....................................  $    (0.20)  $     0.01   $     0.33        .15      (0.03)  $       0.28
                                             -------------------------------------------------------------------------
Cash dividends declared per common share...  $     0.02   $     0.02   $     0.02        .01        .01   $       0.02
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING:
Basic......................................     229,593      230,710      242,469    233,608    249,356        242,469
Diluted....................................     229,593      236,449      246,166    239,302    249,356        246,166
----------------------------------------------------------------------------------------------------------------------

                                                                                                HISTORICAL
                                                              --------------------------------------------
                                                              DECEMBER 31,    DECEMBER 31,        JUNE 30,
(IN THOUSANDS)                                                        2003            2004            2005
----------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents...................................  $    150,017    $    217,641(4) $    136,156(5)
Total assets................................................     1,646,518       1,980,869(7)    1,870,128
Long-term debt, less current portion(6).....................        99,012         176,087          66,679
Total stockholders equity...................................       920,598       1,072,519       1,066,131
----------------------------------------------------------------------------------------------------------

(1) Included in Selling, general and administrative are charges for restricted stock compensation expense. For the six months ended June 30, 2004 and 2005, we recognized $0.4 million and $1.8 million, respectively, of restricted stock compensation expense.

(2) If we had allocated stock-based compensation expense/(recovery) shown above to each of the respective line items, the allocation would have been as follows:

                                                                                     FOR THE
                                                                                  SIX MONTHS
                                                         FOR THE YEAR ENDED            ENDED
                                                               DECEMBER 31,         JUNE 30,
                                                ---------------------------   --------------
                                                    2002      2003     2004     2004    2005
--------------------------------------------------------------------------------------------
Product cost of revenue.......................  $    192   $   640   $  710   $  722   $  --
Services cost of revenue......................       207     1,002      335      335      --
Engineering...................................    (2,888)    2,740      140      140      --
Selling, general and administrative...........   (65,595)   12,705    1,049    1,412      --
                                                --------   -------   ------   ------   -----
                                                $(68,084)  $17,087   $2,234   $2,609   $  --
                                                ========   =======   ======   ======   =====
--------------------------------------------------------------------------------------------

(3) Upon consummation of the Matrics acquisition, we immediately expensed in-process research and development of $12.8 million, representing a portion of the total value of the acquired assets. See Note 2.f. of our consolidated financial statements as of December 31, 2003 and 2004 and for the years ended 2002, 2003 and 2004 incorporated by reference into this prospectus.

(4) Does not include restricted cash of $51.4 million as of December 31, 2004, which is comprised of two deposits. One amount of $50.4 million is an interest-bearing court escrow account as security for a trial court judgment on appeal. The second amount of $1.0 million is an interest-bearing letter of credit pledged as a supplier bond.

(5) Does not include restricted cash of $52.0 million as of June 30, 2005, which is comprised of two deposits. One amount of $51.0 million is an interest-bearing court escrow account as security for a trial court judgment on appeal. The second amount of $1.0 million is an interest bearing letter of credit pledged as a supplier bond.

(6) The total long-term debt includes SAILS exchangeable debt in the amount of $98.9 million as of December 31, 2003, $83.7 million as of December 31, 2004. The securities that underlie the SAILS contract represent our investment in Cisco Systems, Inc.'s common stock, which was acquired in connection with the Telxon acquisition. We settled our SAILS transaction on July 19, 2005. As part of the settlement, $84.5 million of SAILS exchangeable for long-term debt as of June 30, 2005 was reclassified to short term debt.

(7) Certain reclassifications were made to previously disclosed amounts to conform to current presentations. Accordingly, the balance sheet as of December 31, 2004 includes a reclassification to reflect net credit customer account receivable balances as a component of accounts payable and accrued expenses and not as a reduction of accounts receivable (primarily related to payments received from distributors when the related revenue is to be recorded on the sell-through method), as it was reflected in previous filings. This change was made in the second quarter of 2005 to provide a more appropriate presentation of our financial position to the readers of the financial statements. The balance sheet as of June 30, 2005 reflects and all future filings will reflect this accounting. In addition, we reclassified certain cost of revenue restructuring charges into a separate line within the cost of revenue section of the statement of operations.

                                  RISK FACTORS

You should carefully consider the material risks described below, together with the other information in this prospectus, the documents incorporated by reference herein, and any accompanying prospectus supplement, before you make a decision to invest in our securities. If any of the following risks actually occur, our business, operating results, financial condition or prospects could be materially and adversely affected. This could cause the value of our securities to decline and you may lose all or part of your investment.

RISKS RELATING TO THE INVESTIGATIONS

WE RECENTLY SETTLED SEPARATE INVESTIGATIONS BY THE SEC AND THE UNITED STATES ATTORNEY'S OFFICE FOR THE EASTERN DISTRICT (THE "EASTERN DISTRICT") RELATING TO THE ACCOUNTING MISCONDUCT OF OUR PRIOR MANAGEMENT. A VIOLATION OF THESE SETTLEMENT AGREEMENTS COULD RESULT IN FURTHER PROSECUTION BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") AND THE EASTERN DISTRICT.

On June 3, 2004, we announced that the SEC and the Eastern District concluded separate investigations relating to certain of our prior accounting practices and the prior administration of certain of our stock option plans. These investigations arose in response to an inquiry from the SEC in 2001. As a result of the SEC inquiry, we conducted an initial internal investigation in May 2001, with the assistance of a law firm. We subsequently discovered that this investigation was hindered by certain of our former employees. As a result of the actions by these former employees, the SEC expressed dissatisfaction with the investigation. In March 2002, we undertook a second internal investigation that lasted approximately 18 months, with the assistance of a different law firm and an independent forensic accounting team. The results of that internal investigation gave rise to the restatement of our financial statements that affected our selected data for 1998, 1999, 2000 and 2001, our financial statements for the years ended December 31, 2000 and 2001 and our unaudited selected quarterly information for each of the four quarters in 2001 and the first three quarters of 2002.

We have resolved the investigations by the SEC and the Eastern District and have entered into a settlement agreement with the SEC, in connection with which we were issued an injunction, and a non-prosecution agreement with the Eastern District. As previously disclosed in our filings with the SEC, we have engaged outside counsel to assist with the investigation of the events leading to the discrepancies discovered at our company-owned distribution facility in November 2004 and in responding to requests made by the Eastern District and the SEC regarding this matter, including whether we have complied with the injunction issued in connection with the June 2004 settlement with the SEC and non-prosecution agreement with the Eastern District. In addition, we and two of our former officers have recently been named as defendants in the New Class Actions alleging that we violated the federal securities laws by issuing statements concerning our prospects, financial results and financial controls that were allegedly false and misleading. There can be no assurance that these events will not give rise to an enforcement action or other proceeding brought by the Eastern District or the SEC. If we are found to have violated the injunction issued in connection with the June 2004 settlement with the SEC or the non-prosecution agreement with the Eastern District or if we commit other violations, such as accounting offenses that were not the subject of the investigations, we have waived defenses that may have otherwise been available to us, including the statute of limitations, and will be subject to prosecution for any offense, including any offense that was the subject of the non-prosecution agreement. This could have a material adverse effect on us.

In addition, the agreements with the SEC and the Eastern District required us to pay $37 million in cash to a restitution fund for members of a class consisting of purchasers of our stock from February 15, 2000 to October 17, 2002 and $3 million to the United States Postal Inspection Service Consumer Fraud Fund. We paid both amounts prior to June 30, 2004.

PENDING LITIGATION RELATING TO THE ACCOUNTING MISCONDUCT OF OUR PRIOR MANAGEMENT COULD GENERATE NEGATIVE PUBLICITY FOR US. THIS COULD RESULT IN A DECLINE IN OUR STOCK PRICE AND CAUSE YOU TO LOSE PART OF YOUR INVESTMENT.

In March and June 2003 and February 2005, Robert Asti, our former Vice President -- North America Sales and Service -- Finance, Robert Korkuc, our former Chief Accounting Officer, and Brian Burke, our former Senior Vice President of Worldwide Operations and Chief Accounting Officer, respectively, pled guilty to two counts of securities fraud in connection with the government investigations described above. The SEC has filed civil complaints against Messrs. Asti, Korkuc and Burke based upon similar facts. Since June 2004, the Eastern District has announced that four additional former employees, including Leonard Goldner, our former Executive Vice President and General Counsel, have pled guilty to various conspiracy charges.

In addition, Symbol, certain members of our former senior management team and certain former members of our board of directors were named defendants in two derivative actions, one alleging violations of federal securities laws and other claims similar to the class actions, and the second relating to the distribution of proxy statements by former directors. On July 27, 2004, the court approved a settlement in which Symbol would be realigned as plaintiff in the first derivative action, re-positioning us to proceed against Tomo Razmilovic, our former President, Chief Executive Officer and director, and other members of our former management and certain former members of our board of directors. In September 2004, the court approved a settlement in which Symbol would be realigned as the plaintiff in the second derivative suit related to the proxy statements.

The guilty pleas of the seven individuals mentioned above; the resolution of these civil complaints with the SEC; the continued prosecution by the Eastern District of Tomo Razmilovic and five other members of our former management team; or the SEC's filing of complaints against eleven members of our former management team for securities fraud and other violations of the federal securities laws could generate negative publicity for us and result in a decline in our stock price.

In addition, we and two of our former officers have recently been named as defendants in the New Class Actions alleging we violated the federal securities laws by issuing statements concerning our prospects, financial results and financial controls that were allegedly false and misleading. We intend to vigorously defend each of the New Class Action lawsuits. These matters are in their early procedural stages, and thus we are unable to predict the likelihood or range of potential liability or the potential financial impact of our future operations if we are not able to successfully defend or settle these cases. Also, we are unable to predict the effect that these pending lawsuits, or similar lawsuits filed against us in the future, may have on our business, financial condition, results of operations and stock price.

OUR INDEMNIFICATION OF OUR FORMER MANAGEMENT OBLIGATES US TO INDEMNIFY AND ADVANCE LEGAL EXPENSES TO THEM, INCLUDING WITH RESPECT TO THE PENDING CRIMINAL AND CIVIL LITIGATION FOR ACCOUNTING MISCONDUCT, IN ACCORDANCE WITH THE TERMS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS, OTHER APPLICABLE AGREEMENTS AND DELAWARE LAW. OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT TO COVER OUR LIABILITIES RELATED TO SUCH LITIGATION AND THE SETTLEMENT OF THE SECURITIES

FRAUD CLASS ACTION LAWSUITS. TO THE EXTENT OUR INSURANCE COVERAGE IS INSUFFICIENT TO COVER OUR LIABILITIES, WE MAY INCUR A MATERIAL EXPENSE TO SATISFY SUCH OBLIGATIONS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS, FINANCIAL POSITION AND CASH FLOWS.

We may be obligated to indemnify and advance legal expenses to our former directors, officers or employees in accordance with the terms of our certificate of incorporation, bylaws, other applicable agreements and Delaware law. Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under Delaware law. Under Delaware law, we may generally indemnify directors, officers and other employees against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than in derivative actions), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. We have settled all claims relating to the indemnification and payment of legal expenses for our former directors, officers and employees with our insurance carriers for $10.2 million. Since the final settlement of all claims against our former directors, officers and employees will exceed $10.2 million, we may be obligated to pay such excess amount, which could have a material adverse effect on our results of operations, financial position and cash flows.

We do not expect our insurance coverage to cover our total liabilities and related litigation costs in the actions discussed above, and in the litigations discussed in our periodic filings with the SEC, including with respect to the settlement of the securities fraud class action lawsuits, and the total liabilities and costs are still uncertain. At June 30, 2005, we have accrued approximately $79.5 million related to the settlement of the class action lawsuits. This accrual will be increased by $7.1 in the third quarter of 2005. On August 3, 2005, we tendered 7.7 million shares related to the class action settlement. The plaintiffs have yet to specify the amount of damages being sought in the civil actions against our former management and our former board of directors, and, therefore, we are unable to estimate what our ultimate liability under our indemnification obligations in such lawsuits may be. Our indemnification obligations discussed above may have a material adverse effect on our results of operations, financial condition and cash flows.

SENIOR MANAGEMENT HAS BEEN REQUIRED TO DEVOTE A SIGNIFICANT AMOUNT OF TIME ON MATTERS ARISING FROM ACTIONS OF OUR PRIOR MANAGEMENT. IF SENIOR MANAGEMENT IS UNABLE TO DEVOTE A SIGNIFICANT AMOUNT OF TIME IN THE FUTURE TOWARD DEVELOPING AND EXECUTING OUR STRATEGIC BUSINESS INITIATIVES AND MANAGING ONGOING BUSINESS OPERATIONS, WE MAY NOT BE ABLE TO REMAIN COMPETITIVE AND OUR REVENUES MAY DECLINE.

Our senior management team has devoted a significant amount of time conducting internal investigations, restating our financial statements, reviewing and improving our internal controls and procedures, developing effective corporate governance procedures and responding to government inquiries and the related class action lawsuits arising from the actions of our prior management. If senior management is unable to devote a significant amount of time in the future toward developing and executing our strategic business initiatives and managing ongoing business operations, we may not be able to remain competitive and our revenues may decline. In addition, much of our middle management is new and may require a substantial amount of time building customer relationships and learning about and familiarizing themselves with Symbol's products, operations and business culture.

A FAILURE TO IMPLEMENT EFFECTIVELY AND EFFICIENTLY OUR PLAN TO REMEDIATE DEFICIENCIES IN OUR INTERNAL CONTROLS AND PROCEDURES COULD RESULT IN ACCOUNTING ERRORS AND IN VIOLATIONS OF OUR SETTLEMENT AGREEMENT WITH THE SEC AND OUR NON-PROSECUTION AGREEMENT WITH THE EASTERN DISTRICT.

As previously reported in our Form 10-K for the fiscal year ended December 31, 2003, we reported that a material weakness existed related to the manner in which we processed transactions to record revenue. Additionally, we reported that deficiencies existed relating to the adequacy and timeliness of account reconciliations, formalized worldwide policies and procedures, the amount of manual journal entries required to record transactions and the updating of documents with customers. We also reported that for the fiscal year ended December 31, 2002, we had other material weaknesses that have since been remediated.

In addition, in November 2004, during our inventory testing (including a planned physical inventory at a company-owned distribution center), two unrelated errors were discovered. These errors were the result of two discrete events. One event involved inaccurate inventory levels reported to us by a large distribution partner. The under-reported inventory levels resulted in us inaccurately reporting $3.3 million in revenues in our earnings release on October 26, 2004 for the three- and nine-month periods ended September 30, 2004. This was an oversight on the part of the distribution partner, which made us aware of the reporting error as soon as it was discovered. The second discrepancy was the result of errors that occurred at a company-owned distribution facility that serves one of our large retail customers. The distribution center relies on its own internal reporting system and misreported inventory. As a result of this second discrepancy, we over-reported revenue by $10.3 million for the three-and nine-month periods ended September 30, 2004 in our earnings release on October 26, 2004. Based on these findings, management believed there were significant deficiencies relating to the controls for receiving, shipping and ultimately reporting the amount of inventory. We are investigating the events leading to the discrepancies discovered at our company-owned distribution facility. We have engaged outside counsel to assist with the investigation and in responding to requests made by the Eastern District and the SEC regarding this matter, including whether Symbol has complied with the injunction issued in connection with the June 2004 settlement with the SEC and non-prosecution agreements with the Eastern District. There can be no assurance that these events will not give rise to an enforcement action or other proceeding, or to the imposition of fines or other penalties, by the Eastern District or the SEC. The errors reported as described above led to the delayed, but timely, filing of our quarterly report on Form 10-Q as of and for the three- and nine-month periods ended September 30, 2004.

In 2003 and continuing in 2004 and 2005 as disclosed in certain of our periodic filings, we have implemented and continue to implement various initiatives to address the material weaknesses and deficiencies in our internal controls as identified by our prior auditors and our own internal investigations, conducted with the oversight of our audit committee. In response to the two errors in November 2004, we believe we have taken appropriate steps to ensure the financial results are fairly presented in all material respects, including:

- re-performed a physical inventory at this distribution center;

- performed a roll back of inventory amounts from the results of our physical counts to each quarter end;

- re-performed cut-off procedures at March 31, 2004, June 30, 2004 and September 30, 2004 to determine proper inventory amounts; and

- re-confirmed inventory amounts with the distributor.

Additionally, we have taken various initiatives to improve the effectiveness of our internal controls, including:

- placed qualified individuals in the distribution center to manage the movement of inventory within the distribution center; and

- developed physical inventory procedures to be performed on a quarterly basis at certain of our distributors and our company-owned distribution center to ensure the value of consigned inventory at our distributors and our company-owned distribution center are accurately recorded.

We believe these initiatives, along with the initiatives related to our compliance with the Sarbanes-Oxley Act of 2002, address our control environment, organization and staffing, policies, procedures, documentation and information systems and are intended to continuously improve our internal controls and procedures, address systems and personnel issues and help ensure a corporate culture that emphasizes integrity, honesty and accurate financial reporting.

The implementation of these initiatives is one of our highest priorities. Our board of directors, in coordination with our audit committee, continually assesses the progress and sufficiency of our initiatives related to our internal controls and we make adjustments as necessary. A failure of our internal controls and procedures could result in mistakes in our reported results and in violations of the injunction issued in connection with the June 2004 settlement with the SEC and our non-prosecution agreement with the Eastern District and could have a material adverse effect on our business, revenues or financial condition.

WE HAVE EXPERIENCED MATERIAL WEAKNESSES IN OUR INTERNAL CONTROLS. IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, WE MAY NOT BE ABLE TO PROVIDE TIMELY AND ACCURATE FINANCIAL STATEMENTS. THIS COULD CAUSE INVESTORS TO LOSE CONFIDENCE IN OUR REPORTED FINANCIAL RESULTS AND HAVE A NEGATIVE EFFECT ON THE TRADING PRICE OF OUR SECURITIES.

During 2002 and 2003, we have identified a number of "material weaknesses" and "reportable conditions" in our internal financial controls. Some of these weaknesses resulted in errors in our historical financial statements, which in turn resulted in a restatement of our financial statements that affected our selected data for 1998, 1999, 2000 and 2001, our financial statements for the years ended December 31, 2000 and 2001 and our unaudited selected quarterly information for each of the four quarters in 2001 and the first three quarters of 2002.

Although we have taken significant steps to correct the internal control deficiencies that resulted in the restatement of our financial statements, during our inventory testing conducted in connection with the reporting of our financial results for the three- and nine-month periods ended September 30, 2004, we identified significant deficiencies relating to the controls for receiving, shipping and ultimately reporting the amount of our inventory.

We have taken and continue to take steps to correct previously identified internal control deficiencies. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date.

Beginning with the year ending December 31, 2004 and on an annual basis thereafter, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management is required to deliver a report as part of our annual report on Form 10-K assessing the effectiveness of our internal controls over financial reporting. Additionally, we are required to file with the SEC an attestation report of our auditors on our management's assessment of and operating effectiveness of internal controls. If a material weakness were identified with respect to our internal control over financial reporting, we would not be able to conclude that our internal controls over financial reporting were effective, which could result in the inability of our external auditors to deliver an unqualified report, or any report, on our internal controls. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effective on the trading price of our securities.

RISKS RELATED TO OUR BUSINESS

WE DEPEND UPON THE DEVELOPMENT OF NEW PRODUCTS AND ENHANCEMENTS TO OUR EXISTING PRODUCTS. IF WE FAIL TO PREDICT AND RESPOND TO EMERGING TECHNOLOGICAL TRENDS AND OUR CUSTOMERS' CHANGING NEEDS OR IF WE ARE UNABLE TO REDUCE OUR MANUFACTURING COSTS OVER TIME AS ANTICIPATED, WE MAY NOT BE ABLE TO REMAIN COMPETITIVE.

We are active in the research and development of new products and technologies and enhancing our current products. However, research and development in the enterprise mobility industry is complex and filled with uncertainty. If we expend a significant amount of resources and our efforts do not lead to the successful introduction of new or improved products, there could be a material adverse effect on our business, operating results, financial condition and market share. In addition, it is common for research and development projects to encounter delays due to unforeseen problems, resulting in low initial volume production, fewer product features than originally considered desirable and higher production costs than initially budgeted, which may result in lost market opportunities. In addition, new products may not be commercially well received. There could be a material adverse effect on our business, operating results, financial condition and market share due to such delays or deficiencies in the development, manufacturing and delivery of new products.

We have made significant investments to develop enterprise mobility products because we believe enterprise mobility is a new and developing market in the information technology industry. One example of our investments is our acquisition of Matrics, a leader in developing EPC-compliant RFID systems. If the RFID market or other markets in which we are investing do not grow, retailers and consumers do not react enthusiastically to enterprise mobility, we are unable to sell our enterprise mobility products and services at projected rates or the market adopts a standard for RFID technology that is different than that offered by Matrics, then there could be a material adverse effect on our business and operating results. Our efforts in enterprise mobility are also dependent, in part, on applications developed and infrastructure deployed by third parties. If third parties do not develop robust, new or innovative applications or create the appropriate infrastructure for enterprise mobility products and offer them to us or our customers on commercially reasonable terms, then there could be a material adverse effect on our business and operating results.

Once a product is in the marketplace, its selling price usually decreases over the life of the product, especially after a new competitive product is publicly announced, because customers often delay purchases of existing products until the new or improved versions of those products are available. To lessen the effect of price decreases, our research and development teams attempt to reduce manufacturing costs of existing products in order to maintain or improve our margins on such products. However, if cost reductions do not occur in a timely manner, there could be a material adverse effect on our operating results and market share.

A COURT HAS RENDERED A JUDGMENT AGAINST US IN THE AMOUNT OF $218 MILLION, WHICH, IF UPHELD ON APPEAL, WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR LIQUIDITY.

On September 17, 2003, a jury awarded approximately $218 million in damages against our wholly-owned subsidiary, Telxon Corporation ("Telxon"), for claims relating to an alleged contract between Telxon and Smart Media of Delaware, Inc. ("SMI"). This sum included an award of approximately $6 million to an individual. Telxon made certain post-verdict motions seeking, among other things, a judgment in its favor notwithstanding the verdict, a new trial or a reduction in the amount of the jury verdicts. The court denied all of these motions. The court also rejected Telxon's motion for a stay of entry of the judgment, and on May 6, 2004, the court entered judgment against Telxon for approximately $218 million in damages, plus statutory interest from the date of the verdicts. The court also granted the individual's motion to add Symbol as an additional counterclaim defendant. While SMI withdrew its motion to add Symbol as a counterclaim defendant, there can be no assurance that Symbol will not ultimately be held liable for the full amount of the jury verdicts, plus statutory interest from the date of the verdicts. Symbol and Telxon have filed notices of appeal of these rulings and the related verdicts. Symbol and Telxon have deposited approximately $50 million into an interest-bearing court escrow account to stay the execution of the judgment against both Symbol and Telxon pending resolution of the appeal. The parties completed the submission of briefs on this appeal in March 2005. Oral arguments on the appellate briefs were heard on June 3, 2005.

Our available cash, including cash available under our existing lines of credit, may not be sufficient to pay jury verdicts of this size, and we may need to obtain additional financing in order to pay the judgment entered against Telxon in this matter. There can be no assurance that we would be able to obtain financing on terms favorable to us, or at all. In the event that such a judgment remained unpaid, we would be in violation of the terms of our credit facility. In addition, we currently have not recorded any liability in our consolidated financial statements with respect to the jury verdicts and judgment entered as we believe that, in accordance with the relevant guidance set forth in Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," an unfavorable outcome of this litigation is not probable at this time. Nevertheless, while we are still vigorously defending against this lawsuit, we may ultimately be liable for the full amount of the judgment, plus statutory interest from the date of the verdicts, the payment of which would have a material adverse effect on our results of operations, financial condition and liquidity. For more information on our credit facility, see "Description of our credit facility."

OUR BUSINESS, OPERATING RESULTS AND GROWTH RATES MAY BE ADVERSELY AFFECTED BY UNFAVORABLE ECONOMIC AND MARKET CONDITIONS, AS WELL AS THE VOLATILE GEOPOLITICAL ENVIRONMENT.

Our current business and operating plan assumes that economic activity in general, and information technology ("IT") spending in particular, will at least remain at current levels; however, we cannot be assured of the level of IT spending, the deterioration of which could have a material adverse effect on our results of operations and growth rates. Our business is especially affected by the economic success of the retail sector, which accounts for a significant portion of our business, and our results of operations may be adversely affected if the global economic and market conditions in the retail sector do not improve. For the six months ended June 30, 2005, direct sales to the retail sector accounted for approximately 18% of our revenue. In addition, our reseller customers sell our products to the retail sector, which may represent a substantial portion of our reseller customers' sales. If interest rates rise, consumer demand could be further dampened and related retail IT spending may be reduced.

WE HAVE MADE STRATEGIC ACQUISITIONS AND ENTERED INTO ALLIANCES AND JOINT VENTURES IN THE PAST AND INTEND TO DO SO IN THE FUTURE. IF WE ARE UNABLE TO FIND SUITABLE ACQUISITIONS OR PARTNERS OR TO ACHIEVE EXPECTED BENEFITS FROM SUCH ACQUISITIONS OR PARTNERSHIPS, THERE COULD BE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, GROWTH RATES AND RESULTS OF OPERATIONS.

As part of our ongoing business strategy to expand product offerings and acquire new technology, we frequently engage in discussions with third parties regarding, and enter into agreements relating to, possible acquisitions, strategic alliances and joint ventures. If we are unable to identify future acquisition opportunities or reach agreement with such third parties, there could be a material adverse effect on our business, growth rates and results of operations.

Even if we are able to complete acquisitions or enter into alliances and joint ventures that we believe will be successful, such transactions, especially those involving technology companies like Matrics, are inherently risky. Significant risks to these transactions, including the acquisition of Matrics, include the following:

 -- integration and restructuring costs, both one-time and ongoing;

 -- maintaining sufficient controls, policies and procedures;

 -- diversion of management's attention from ongoing business operations;

 -- establishing new informational, operational and financial systems to meet the needs of our business;

 -- losing key employees;

 -- failing to achieve anticipated synergies, including with respect to complementary products; and

 -- unanticipated and unknown liabilities.

THE ACQUISITION OF MATRICS HAD AN IMMEDIATE DILUTIVE EFFECT ON OUR 2004 EARNINGS PER SHARE. IN ADDITION, THE ACQUISITION OF MATRICS MAY NOT PRODUCE THE REVENUE, EARNINGS, BUSINESS SYNERGIES OR TECHNOLOGICAL ADVANCES THAT WE ANTICIPATE. THIS COULD HAVE AN ADVERSE EFFECT ON OUR COMPETITIVE POSITION, REVENUES AND PROSPECTS FOR GROWTH.

For the year ended December 31, 2004, the acquisition of Matrics had a $26.8 million negative impact on net earnings and a $0.11 negative impact on earnings per share, primarily as a result of a $12.8 million write-off of in-process research and development costs, the interest expense and amortization of fees associated with the short-term credit facility used to fund the acquisition and the refinancing thereof with our credit facility on December 29, 2004. Moreover, the RFID market may not perform as expected for a variety of reasons, including the failure in the development and acceptance of EPC-compliant RFID systems, higher than expected implementation costs associated with RFID and the unreliability of unproven technology. In addition, a competitor of Symbol commenced a patent infringement lawsuit against Matrics, which has since been merged with and into Symbol. Any one or a combination of these factors may cause our revenue or earnings to be further negatively impacted.

We allocated $194.4 million of the total $237.9 million purchase price of the Matrics acquisition to goodwill. The goodwill arose as the excess of the purchase price over the fair value of net assets acquired from Matrics. We perform annual evaluations for the potential impairment of the carrying value of goodwill in accordance with SFAS No. 142 based upon our reportable segments. If the financial performance of our businesses were to decline significantly, we could incur a non-cash charge to our income statement for the impairment of goodwill.

Although the RFID market is at the early stages of development, we paid a significant premium for Matrics because we believe that EPC-based technology will be a material area of investment for our customers in our retail, manufacturing, transportation and logistics, wholesale distribution, healthcare and government vertical markets. We believe that Matrics is an early market leader with its commercial tag and reader products based on its trial deployments and full implementations with its customers in retail, transportation, healthcare, and government vertical markets. Our goal is to obtain a significant share of the market by combining our expertise in sales and support for enterprise mobility solutions along with our engineering resources and the Matrics, expertise in this emerging market, which is a market that is projected to grow rapidly in the next three to five years. We currently believe that the costs we will incur during the product life cycle for both existing technology and future, replacement RFID technology will be consistent with the expenditures we have incurred in developing and maintaining our existing enterprise mobility solutions.

If we are unable to develop or enhance the Matrics technology within the timeframe expected, we may not meet our revenue and profitability projections. Furthermore, we believe that a number of our existing customers intend to deploy RFID systems utilizing technology such as that provided by Matrics and if we fail to deliver those products, those customers may be less willing to purchase our other existing products, further negatively impacting revenue and profitability. If we do not develop or enhance the Matrics technology in line with our projections, we may be required to incur higher operating and capital expenses than expected in order to address these issues and meet projections.

THE ENTERPRISE MOBILITY INDUSTRY IS HIGHLY COMPETITIVE, AND COMPETITIVE PRESSURES FROM EXISTING AND NEW COMPANIES MAY HAVE A MATERIALLY ADVERSE EFFECT ON OUR BUSINESS, REVENUES, GROWTH RATES AND MARKET SHARE.

The enterprise mobility industry is a highly competitive industry that is influenced by the following:

 -- advances in technology;

 -- new product introductions;

 -- evolving industry standards;

 -- product improvements;

 -- rapidly changing customer needs;

 -- intellectual property invention and protection;

 -- marketing and distribution capabilities;

 -- competition from highly capitalized companies;

 -- entrance of new competitors;

 -- ability of customers to invest in information technology; and

 -- price competition.

If we do not keep pace with product and technology advances, there could be a material adverse effect on our competitive position, revenues and prospects for growth. There is also likely to be continued pricing pressure as competitors attempt to maintain or increase market share.

The products manufactured and marketed by us and our competitors in the enterprise mobility industry are becoming more complex. As the technological and functional capabilities of future products increase, these products may begin to compete with products being offered by traditional computer, network and communications industry participants that have substantially greater financial, technical, marketing and manufacturing resources than we do. We may not be able to compete successfully against these new competitors, and competitive pressures may result in a material adverse effect on our business or operating results.

WE ARE SUBJECT TO RISKS RELATED TO OUR OPERATIONS OUTSIDE THE UNITED STATES. UNPREDICTABLE FOREIGN SALES AND MANUFACTURING ENVIRONMENTS MAY HAVE A MATERIALLY ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND REVENUES.

A substantial portion of our revenue has been generated from sales outside the United States. For the six months ended June 30, 2005, non-U.S. sales accounted for 39.3% of our revenue. We also manufacture most of our products outside the United States, and we anticipate that an increasing percentage of new products and subassemblies will be manufactured outside the United States. Overall margins for our products increased throughout 2003 and 2004, partially as a result of increased efficiencies due to the transfer of internal manufacturing to our Reynosa, Mexico facility and external manufacturing to lower cost producers in China, Taiwan and Singapore. For the six months ended June 30, 2005, overall margins decreased compared to the six months ended June 30, 2004 as a result of the corporate restructuring announced in the second quarter of 2005, an increase in sales promotions, negative foreign exchange fluctuations and unfavorable product mix.

These sales and manufacturing activities are subject to the risks of foreign operations, including the following:

 -- increased security requirements;

 -- political uncertainties;

 -- transportation delays and interruptions;

 -- the impact of recessionary or inflationary foreign economies;

 -- adapting to different regulatory requirements; and

 -- different technology standards or customer expectations.

Many of these risks have affected our business in the past and may in the future have a material adverse effect on our business, financial condition and revenues. We cannot predict whether the United States or any other country will impose new quotas, tariffs, taxes or other trade barriers upon the importation of our products or supplies, any of which could have a material adverse effect on our results of operations and financial condition.

OUR SALES AND MANUFACTURING ACTIVITIES IN FOREIGN COUNTRIES MAY BE SUBJECT TO LENGTHY RECEIVABLES COLLECTION PERIODS. A SIGNIFICANT INCREASE IN OUR UNCOLLECTED RECEIVABLES MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR EARNINGS AND FINANCIAL CONDITION.

Economic conditions in foreign countries where obligors under our receivables reside may affect our ability to collect our receivables. Such economic conditions include, but are not limited to:

 -- unemployment;

 -- interest rates;

 -- exchange rates;

 -- inflation rates; and

 -- consumer perceptions of the economy.

If a large number of our obligors located in a foreign country experience any of the above-mentioned conditions, or other conditions, or if we otherwise experience a significant increase in the length of our receivables collection periods or the amount of our uncollected receivables, we may experience a material adverse effect on our earnings and financial condition. At June 30, 2005, our percentage of non-U.S. receivables was approximately 27%. In addition, at June 30, 2005, our percentage of doubtful accounts for customers outside the United States was approximately 37% of our total allowance for doubtful accounts.

WE MAY FACE TRADE BARRIERS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND RESULT IN A LOSS OF CUSTOMERS OR SUPPLIERS.

Trade barriers erected by the United States or other countries may interfere with our ability to offer our products and services in those markets. We cannot predict whether the United States or any other country will impose new quotas, tariffs, taxes or other trade barriers upon the importation or exportation of our products or supplies, any of which could have a material adverse effect on our results of operations and financial condition. Competition and trade barriers in those countries could require us to reduce prices, increase spending on marketing or product development, withdraw from or not enter certain markets or otherwise take actions adverse to us.

In all jurisdictions in which we operate, we are also subject to the laws and regulations that govern foreign investment and foreign trade, which may limit our ability to repatriate cash as dividends or otherwise to the United States.

FLUCTUATIONS IN THE EXCHANGE RATE OF THE U.S. DOLLAR AND OTHER FOREIGN CURRENCIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION, INCLUDING OUR SALES AND MARGINS.

Most of our equipment sales in Western Europe and Asia are billed in foreign currencies and are subject to currency exchange fluctuations. In prior years, changes in the value of the U.S. dollar compared to foreign currencies have had an impact on our sales and margins. We have a formal policy that permits the use of financial instruments to manage and reduce the impact of changes in foreign currency exchange rates that may arise in the normal course of our business. This policy prohibits the use of currency derivatives or other financial instruments for trading or speculative purposes. However, we cannot predict the direction or magnitude of future currency fluctuations. A weakening of the currencies in which we generate sales relative to the currencies in which our costs are denominated may lower our results of operations and impair our financial condition. For example, we purchase a large number of parts, components and third-party products from Japan. The value of the yen in relation to the U.S. dollar strengthened during 2002, 2003 and 2004. If the value of the yen continues to strengthen relative to the dollar, there could be a material adverse effect on our results of operations.

We enter into forward foreign exchange contracts and foreign currency loans principally to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting our risk that would otherwise result from changes in exchange rates. During 2003 and 2004 and for the six months ended June 30, 2005, the principal transactions hedged were short-term intercompany sales. The periods of the forward foreign exchange contracts and foreign currency loans correspond to the periods of the hedged transactions.

In all jurisdictions in which we operate, we are subject to the laws and regulations that govern currency exchange transactions, which may limit our ability to convert foreign currency cash flows into U.S. dollars.

WE RELY ON OUR MANUFACTURING FACILITY IN REYNOSA, MEXICO TO MANUFACTURE A SIGNIFICANT PORTION OF OUR PRODUCTS. ANY PROBLEMS AT THE REYNOSA FACILITY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, COSTS OF REVENUE AND FINANCIAL CONDITION.

For the six months ended June 30, 2005, 58% of our product cost of revenue can be attributed to our facility in Reynosa, and we estimate that such percentage will be similar or higher for the remainder of 2005. Approximately 60% of the products manufactured in this facility represent scanners and approximately 40% represent mobile computer products. In the past, we have experienced manufacturing problems in the ordinary course of business, such as equipment breakdowns and short-term employee shortages, that have caused delivery delays. While these past delays have not been material, we may experience material production difficulties and product delivery delays in the future as a result of the following:

 -- changing process technologies;

 -- ramping production;

 -- installing new equipment at our manufacturing facilities;

 -- ability to hire and retain skilled employees; and

 -- shortage of key components.

If manufacturing problems in our Reynosa facility were to arise or if use of our manufacturing facility in Reynosa were to be interrupted by natural disaster or any other event, and we are unable to develop alternative sources for our production needs, we may not be able to meet customer demand for our products, which could have a material adverse effect on our business, costs of operations and financial condition.

SOME COMPONENTS, SUBASSEMBLIES AND PRODUCTS ARE PURCHASED FROM A SINGLE SUPPLIER OR A LIMITED NUMBER OF SUPPLIERS. THE LOSS OF ANY OF THESE SUPPLIERS MAY CAUSE US TO INCUR ADDITIONAL SET-UP COSTS, RESULT IN DELAYS IN MANUFACTURING AND DELIVERING OUR PRODUCTS OR CAUSE US TO CARRY EXCESS OR OBSOLETE INVENTORY.

While components and supplies are generally available from a variety of sources, we currently depend on a limited number of suppliers for several components for our equipment, and certain subassemblies and products. Some components, subassemblies and products are purchased from a single supplier or a limited number of suppliers. For example, we have a long-term strategic relationship with Olympus Optical, Inc. of Japan pursuant to which Olympus and Symbol jointly develop selected products that are manufactured by Olympus exclusively for sale by us in the field of our business and prospective businesses. The percentage of our product sales that include products or contain components manufactured by Olympus historically has ranged from approximately 10% to 20% in any given quarterly period. We have estimated that the temporary adverse impact if we lost Olympus as a manufacturer would be approximately 40% of the product sales that include products or contain components manufactured by Olympus or a temporary adverse impact of approximately 4% to 8% of total product sales. In addition, for certain components, subassemblies and products for which we may have multiple sources, we are still subject to significant price increases and limited availability due to market demand for such components, subassemblies and products. In the past, unexpected demand for communication products caused worldwide shortages of certain electronic parts, which had an adverse impact on our business. While we have entered into contracts with suppliers of parts that we anticipate may be in short supply, there can be no assurance that additional parts will not become the subject of such shortages or that such suppliers will be able to deliver the parts in fulfillment of their contracts. In addition, on occasion, we increase our component inventory in anticipation of supply shortages, which may result in our carrying excess or obsolete components if we do not properly anticipate customer demand and could have a material adverse effect on our business and results of operations.

If shortages or delays exist, we may not be able to secure an adequate number of components at reasonable prices and acceptable quality and, therefore, may not be able to meet customer demand for our products, which could have a material adverse effect on our business and results of operations. Although the availability of components did not materially impact our business in 2003, 2004 or for the six months ended June 30, 2005, we cannot predict when and if component shortages will occur.

WE OUTSOURCE THE MANUFACTURING OF MANY OF OUR COMPONENTS AND PRODUCTS, AND IF THIRD-PARTY MANUFACTURERS LACK SUFFICIENT QUALITY CONTROL OR IF THERE ARE SIGNIFICANT CHANGES IN THE FINANCIAL OR BUSINESS CONDITION OF SUCH THIRD-PARTY MANUFACTURERS, OUR ABILITY TO SUPPLY QUALITY PRODUCTS TO OUR CUSTOMERS MAY BE DISRUPTED.

We increasingly depend on outsourced manufacturing, primarily by manufacturers located outside the United States. Our increasing dependence on third-party manufacturers for outsourced components subjects us to the risk of supplier failure and customer dissatisfaction with the quality or performance of our products containing such purchased components. Quality or performance failures by our third-party manufacturers or changes in their financial or business condition could disrupt our ability to supply quality products to our customers and thereby have a material adverse effect on our business, revenues and financial condition.

In addition, third-party manufacturers for outsourced components are consolidating in the electronic component industry. The consolidation of our third-party manufacturers for outsourced components may give the remaining and larger third-party manufacturers greater leverage to increase the prices that they charge and thereby increase our cost of component parts.

MANAGEMENT OF OUR INVENTORY WILL BE COMPLEX AS WE CONTINUE TO SELL A SIGNIFICANT MIX OF PRODUCTS THROUGH DISTRIBUTORS. FLUCTUATIONS IN DISTRIBUTOR DEMAND MAY CAUSE US TO REDUCE OUR PRICES AND WRITE DOWN INVENTORY, WHICH COULD RESULT IN LOWER GROSS MARGINS.

We must manage inventory effectively, particularly with respect to sales to distributors. Our gross inventory at the end of 2002 was $431 million with an estimated valuation allowance of $170 million or 39%. As of June 30, 2005, gross inventory has been reduced to $228 million with an estimated valuation allowance of $55 million or 24%. Management, during this time period, has improved its management of inventory, particularly its management of its supply chain as well as through its distribution channel. However, distributors may increase orders during periods of product shortages, cancel orders if their inventory is too high or delay orders in anticipation of new products. Distributors also may adjust their orders in response to the supply of our products and the products of our competitors and seasonal fluctuations in end-user demand. If we have excess inventory, we may have to reduce our prices and write down inventory, which in turn could result in a lower gross margin.

WE SELL A MAJORITY OF OUR PRODUCTS THROUGH RESELLERS, DISTRIBUTORS AND ORIGINAL EQUIPMENT MANUFACTURERS ("OEMS"). IF THE THIRD-PARTY DISTRIBUTION SOURCES ON WHICH WE RELY DO NOT PERFORM THEIR SERVICES ADEQUATELY OR EFFICIENTLY OR IF THEY EXIT THE INDUSTRY, AND WE ARE NOT ABLE TO QUICKLY FIND ADEQUATE REPLACEMENTS, THERE COULD BE A MATERIAL ADVERSE EFFECT ON OUR REVENUE.

We sell a majority of our products through resellers, distributors and OEMs. Some of our third-party distribution sources may have insufficient financial resources and may not be able to withstand changes in worldwide business conditions, including economic downturn, or abide by our inventory and credit requirements. If the third-party distribution sources on which we rely do not perform their services adequately or efficiently or exit the industry, and we are not able to quickly find adequate replacements, there could be a material adverse effect on our revenue and market share. In addition, we do not have third-party distribution sources in certain parts of the world. If we are unable to effectively and efficiently supply and service customers outside our current geographic scope, there may be a material adverse effect on our growth rates and result of operations.

In 2003, we implemented a new distribution system called the Symbol PartnerSelect(TM) Program that is designed to increase our business and the business of our resellers, distributors and OEMs and improve the quality of service and products offered to end users of our products and services. For example, under the Symbol PartnerSelect(TM) Program, resellers are selected for a program track and level based on a number of different criteria such as hardware, software, and service offerings, number and level of Symbol certifications, level of partnership commitment and level of customer support. If the new program does not continue to be well received by our resellers, distributors and OEMs, or end users of our products and services, there could be a material adverse effect on our operating results. For example, one of our former resellers was not selected to participate in the Symbol PartnerSelect(TM) Program and has sued us for unfair competition in Europe.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR IF THIRD PARTIES ASSERT WE ARE IN VIOLATION OF THEIR INTELLECTUAL PROPERTY RIGHTS, THERE COULD BE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND OUR ABILITY TO ATTRACT NEW CUSTOMERS AND RETAIN CURRENT CUSTOMERS.

We protect our proprietary information and technology through licensing agreements, third-party nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. Furthermore, there can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In addition, an important scanner-integrated computer patent expired in July 2005. In each case, our ability to compete and to receive licensing revenues could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management's attention, and there can be no assurance that we will be successful in such action. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. Furthermore, the laws of certain countries in which our products are or may be licensed do not protect our proprietary rights to the same extent as the laws of the United States.

Third parties have, and may in the future, assert claims of infringement of intellectual property rights against us or against our partners for which we may be liable under certain terms of indemnification. Due to the rapid pace of technological change in our industry, much of our business and many of our products rely on proprietary technologies of third parties, and we may not be able to obtain, or continue to obtain, licenses from such third parties on reasonable terms. We have received, and have currently pending, third-party claims and may receive additional notices of such claims of infringement in the future. To date, such activities have not had a material adverse effect on our business and we have either prevailed in all litigation, obtained a license on commercially acceptable terms or otherwise been able to modify any affected products or technology. However, there can be no assurance that we will continue to prevail in any such actions or that any license required under any such patent or other intellectual property would be made available on commercially acceptable terms, if at all. In addition, any such claim of infringement could result in an injunction that prevents us from distributing certain products or performing certain services. The failure to obtain a license on commercially reasonable terms or the entry of an injunction that impairs our ability to market certain products or services could have a material adverse affect on our business, results of operations or financial condition. Since we and third parties hold a significant number of U.S. and foreign patents and patent applications related to our business, we believe that there is likely to continue to be significant litigation regarding patent and other intellectual property rights, which could have a material adverse effect on our business and our ability to compete. For example, Intermec IP Corp., a subsidiary of Intermec Technologies Corporation ("Intermec"), filed suit against Matrics (prior to the announcement of our acquisition of Matrics), asserting infringement of four patents owned by Intermec IP Corp. relating to RFID readers, chips, RFID tag operation and the integration of tags with wireless memory devices. On October 29, 2004, Matrics was merged with and into Symbol and now Symbol is defending the case. On March 10, 2005, Symbol filed a lawsuit alleging patent infringement against Intermec, and Intermec has counterclaimed alleging infringement of Intermec's intellectual property by certain of Symbol's products.

NEW SAFETY REGULATIONS OR CHANGES IN EXISTING SAFETY REGULATIONS RELATED TO OUR PRODUCTS MAY RESULT IN UNANTICIPATED COSTS OR LIABILITIES, WHICH COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FUTURE SALES AND COULD PLACE ADDITIONAL BURDENS ON THE OPERATIONS OF OUR BUSINESS.

Radio emissions and the use of lasers are subject to regulation in the United States and in other countries in which we do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the Federal Communications Commission, the Occupational Safety and Health Administration and various state agencies have promulgated regulation that concern the use of lasers and/or radio/electromagnetic emissions standards. Member countries of the European community have enacted standards concerning electrical and laser safety and electromagnetic compatibility and emissions standards.

If any of our products becomes subject to new regulations or if any of our products becomes specifically regulated by additional government entities, compliance with such regulations could become more burdensome and there could be a material adverse effect on our business and our results of operations.

In addition, our wireless communication products operate through the transmission of radio signals. Currently, operation of these products in specified frequency bands does not require licensing by regulatory authorities. Regulatory changes restricting the use of frequency bands or allocating available frequencies could become more burdensome and could have a material adverse effect on our business, results of operations and future sales.

COMPLIANCE WITH ENVIRONMENTAL MATTERS AND WORKER HEALTH AND SAFETY LAWS COULD BE COSTLY AND NONCOMPLIANCE WITH THESE LAWS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS, EXPENSES AND FINANCIAL CONDITION.

Some of our operations use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Certain of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products. We could be subject to increased costs, fines, civil or criminal sanctions, third-party property damage or personal injury claims if we violate or become liable under environmental and/or worker health and safety laws.

In January 2003, the European Union ("EU") issued two directives relating to chemical substances in electronic products. The Waste Electrical and Electronic Equipment Directive requires producers of electrical goods to pay for specified collection, recycling, treatment and disposal of past and future covered products. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation together with the directive, the "WEEE Legislation"), and certain producers are to be financially responsible under the WEEE Legislation beginning in August 2005. The EU has issued another directive that requires electrical and electronic equipment placed on the EU market after July 1, 2006 to be free of lead, mercury, cadmium, hexavalent chromium (above a threshold limit) and brominated flame retardants. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation together with this directive, the "RoHS Legislation"). If we do not comply with these directives, we may suffer a loss of revenue, be unable to sell in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Similar legislation could be enacted in other jurisdictions, including in the United States. Costs to comply with the WEEE Legislation, RoHS Legislation and/or similar future legislation, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations. We cannot assure you that the costs to comply with these new laws, or with current and future environmental and worker health and safety laws will not have a material adverse effect on our results of operation, expenses and financial condition.

IF WE ARE UNABLE TO RECRUIT AND RETAIN KEY EMPLOYEES, THIS COULD AFFECT OUR ABILITY TO SUCCESSFULLY GROW OUR BUSINESS.

In order to be successful, we must retain and motivate our executives and other key employees, including those in managerial, technical, marketing and information technology support positions. In particular, our product generation efforts rely on hiring and retaining qualified engineers. Attracting and retaining skilled solutions providers in the IT support business and qualified sales representatives are also critical to our success. As previously disclosed, two of our former senior executives recently resigned.

Experienced management and technical, marketing and support personnel in the information technology industry are in high demand, and competition for their talents is intense. The loss of, or the inability to recruit, key employees could have a material adverse effect on our business.

COVENANTS IN OUR CREDIT FACILITY MAY LIMIT OUR ABILITY TO OPERATE OUR BUSINESS, WHICH IN TURN COULD ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION, AND MAY LIMIT OUR ABILITY TO TAKE ADVANTAGE OF POTENTIAL BUSINESS OPPORTUNITIES AS THEY ARISE.

Our credit facility contains covenants that restrict our ability to make distributions or other payments to our investors and creditors unless we satisfy certain financial tests or other criteria. We must also comply with certain specified financial ratios and tests. Our material U.S. subsidiaries are subject to similar restrictions which may restrict their ability to make certain distributions to us. Our credit facility contains additional affirmative and negative covenants, including limitations on our ability to incur additional indebtedness, limitations to entering into certain acquisitions, limitations on making capital expenditures, limitations on payment of dividends and limitations on repurchases of common stock under the employee stock purchase program. All of these restrictions could affect our ability to operate our business, which in turn could adversely affect our earnings and financial condition, and may limit our ability to take advantage of potential business opportunities as they arise.

If we do not comply with these covenants and restrictions, we would be in default under our credit facility, and the debt incurred thereunder, together with accrued interest, could then be declared immediately due and payable. If we default under our credit facility, the lenders could cause all of our outstanding debt obligations under our credit facility to become due and payable, require us to apply all of our cash to repay the indebtedness under our credit facility or prevent us from making debt service payments on our other indebtedness. If we are unable to repay any borrowings when due, the lenders under our credit facility could proceed against their collateral, which includes most of the assets we own. In addition, any default under our credit facility could lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions. If the indebtedness under our credit facility and our other debt instruments is accelerated, we may not have sufficient assets to repay amounts due under our credit facility or indebtedness under our other debt instruments. Our ability to comply with these provisions of our credit facility may be affected by changes in the economic or business conditions or other events beyond our control. See "Description of our credit facility."

As of June 30, 2005, we were not compliant with all financial covenants due to the corporate restructuring and settlement of the SAILS transaction. On June 30, 2005, we received a waiver and amendment from our lenders due to our settlement of the SAILS transaction, which was prohibited under the original credit agreement. This waiver and amendment also permitted us to exclude the termination payments related to the SAILS settlement from interest expense when calculating covenants. On August 2, 2005, we received an additional waiver and amendment from our lenders due to our failure to comply with the fixed charge covenant caused by the restructuring charges booked in the second quarter, and to be recorded in the third and fourth quarter of 2005, allowing us to exclude the 2005 restructuring charges from the fixed charge covenant calculation.

                           FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by their use of words such as "anticipate," "estimates," "should," "expect," "guidance," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of our future business, results of operations, liquidity and operating or financial performance or results. Such forward-looking statements involve significant material known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These and other important risk factors are included in the "Risk factors" section of this prospectus. In light of the uncertainty inherent in such forward-looking statements, you should not consider the inclusion of such forward-looking statements to be a representation that such forward-looking events or outcomes will occur.

Because the information contained herein and incorporated by reference herein is based solely on data currently available, it is subject to change and should not be viewed as providing any assurance regarding our future performance. Actual results and performance may differ from our current projections, estimates and expectations, and the differences may be material, individually or in the aggregate, to our business, financial condition, results of operations, liquidity or prospects. Additionally, we are not obligated to make public indication of changes in our forward-looking statements unless required under applicable disclosure rules and regulations.

                            MARKET AND INDUSTRY DATA

In this prospectus, we may rely on and may refer to information and statistics regarding the industries and the sectors in which we compete. We obtain this information and these statistics from various third-party sources. We believe that these sources and the estimates contained therein are reliable, but have not independently verified them. Such information involves risks and uncertainties and is subject to change based on various factors, including those discussed under the caption "Risk factors" in this prospectus.

References in this prospectus to "Symbol," "we," "us" or "our" refer to Symbol Technologies, Inc. and its subsidiaries, unless the context specifically states or implies otherwise.

                                USE OF PROCEEDS

Unless we indicate otherwise in the applicable prospectus supplement, we anticipate that any net proceeds will be used for general corporate purposes, including repaying or refinancing of existing indebtedness, working capital, capital expenditures and acquisitions. The factors which we will consider in any refinancing will include the amount and characteristics of any debt securities issued and may include, among others, the impact of such refinancing on our interest coverage, debt-to-capital ratio, liquidity and earnings per share. We will set forth in the prospectus supplement our intended use for the net proceeds received from the sale of any securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated are as follows:

--------------------------------------------------------------------------------------------
                                                                                FOR THE SIX
                                                                                MONTHS ENDED
                                             FOR THE YEAR ENDED DECEMBER 31,      JUNE 30,
                                             --------------------------------   ------------
                                             2000   2001   2002   2003   2004       2005
--------------------------------------------------------------------------------------------
Ratio of earnings to fixed charges(1)......    -      -      -    1.3x   5.9x             -
--------------------------------------------------------------------------------------------

(1) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pre-income tax earnings from continuing operations, and fixed charges consist of interest, whether expensed or capitalized, and the interest component of rental expense. For the years ended December 31, 2000, 2001 and 2002, earnings were inadequate to cover fixed charges. The deficiency was $191.3 million, $17.6 million, and $61.7 million, respectively. Additionally, for the six months ended June 30, 2005, earnings were inadequate to cover fixed charges. The deficiency was $8.3 million.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information has been derived by the application of pro forma adjustments to our historical consolidated financial statements incorporated by reference into this prospectus. Our unaudited pro forma statements of operations for the year ended December 31, 2004 give pro forma effect to the Acquisition as if it had occurred as of January 1, 2004. The adjustments, which are based upon available information and upon assumptions that management believes to be reasonable, are described in the accompanying notes. The unaudited pro forma financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Acquisition occurred on the date indicated and do not purport to be indicative of the results of operations as of any future date or for any future period. The unaudited pro forma financial information should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our historical consolidated financial statements and the notes thereto and the historical consolidated financial statements of Matrics and the notes thereto incorporated by reference into this prospectus.

The acquisition of Matrics was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," and the resulting goodwill and other intangible assets are accounted for under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The total purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon valuation estimates made by management and certain assumptions that management believes are reasonable.

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2004

-------------------------------------------------------------------------------------------------------------------------
                                                                                  MATRICS
                                                                                (HISTORICAL
                                                                                    FROM
                                                                                 JANUARY 1,
                                                                                2004 THROUGH
                       (IN THOUSANDS,                             SYMBOL        SEPTEMBER 8,    PRO FORMA
                   EXCEPT PER SHARE DATA)                     (HISTORICAL)(D)      2004)       ADJUSTMENTS     PRO FORMA
-------------------------------------------------------------------------------------------------------------------------
REVENUE:
Product.....................................................    $1,433,671      $      7,185   $               $1,440,856
Services....................................................       298,452                 -                      298,452
                                                              -----------------------------------------------------------
                                                                 1,732,123             7,185                    1,739,308
COST OF REVENUE:
Product cost of revenue.....................................       712,828             8,224         1,069(a)     722,121
Services cost of revenue....................................       204,323                 -                      204,323
Restructuring charges.......................................         5,934                 -                        5,934
                                                              -----------------------------------------------------------
                                                                   923,085             8,224         1,069        932,378
                                                              -----------------------------------------------------------
Gross profit/(loss).........................................       809,038            (1,039)       (1,069)       806,930
OPERATING EXPENSES:
Engineering, research & development.........................       180,343             6,478       (12,144)(a)    174,677
Selling, general and administrative.........................       488,335             7,198           905(a)     496,438
                                                              -----------------------------------------------------------
                                                                   668,678            13,676       (11,239)       671,115
                                                              -----------------------------------------------------------
Earnings/(loss) from operations.............................       140,360           (14,715)       10,170        135,815
Other (expense)/income, net.................................       (16,591)             (151)      (16,764)(b)    (33,506)
                                                              -----------------------------------------------------------
Earnings/(loss) before income taxes.........................       123,769           (14,866)       (6,594)       102,309
Provision for/(benefit from) income taxes...................        41,922                 -        (8,262)(c)     33,660
                                                              -----------------------------------------------------------
NET EARNINGS/(LOSS)                                             $   81,847      $    (14,866)  $     1,668     $   68,649
                                                              -----------------------------------------------------------
EARNINGS/(LOSS) PER SHARE:
   Basic....................................................    $     0.34                 -                   $     0.28
   Diluted..................................................    $     0.33                 -                   $     0.28
                                                              -----------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic.......................................................       242,469                 -                      242,469
Diluted.....................................................       246,166                 -                      246,166
-------------------------------------------------------------------------------------------------------------------------

(a) To record amortization expense for the period related to acquired intangible assets. In addition, included in the December 31, 2004 pro forma adjustments is the elimination of the $12,800 non-recurring write off of the acquired-in-process research and development.

(b) To record financing costs of $16,764 for the year ended December 31, 2004 on the $250,000 short-term credit facility, consisting of interest expense that would have been incurred had the Acquisition occurred as of January 1, 2004 based on the three month LIBOR plus 400 basis points, increased by 100 basis points after 2 months and increased by an additional 50 basis points at the end of each month thereafter not to exceed 11.5%, pursuant to the short-term credit facility. If the current three month LIBOR rate was 0.125% greater, pro forma interest expense for the year ended December 31, 2004 would have increased by $317.

(c) To adjust the income tax provision for the net impact of the pro forma adjustments for this offering using a tax rate of 38.5%.

(d) Certain reclassifications were made to previously disclosed amounts to conform to current presentation.

 See accompanying notes to unaudited pro forma condensed consolidated financial information.

                       DESCRIPTION OF OUR CREDIT FACILITY

On December 29, 2004, we entered into our credit facility (i) to repay in full our outstanding senior indebtedness, comprised of the short-term credit facility and our prior revolving credit facility; (ii) for working capital and general corporate purposes; and (iii) to pay certain fees and expenses incurred in connection with such transactions. Pursuant to our credit facility, the lenders severally agreed to provide us the following: (a) a senior secured term loan facility in an aggregate principal amount of $100,000,000 and (b) a senior secured revolving credit facility in an aggregate principal amount of up to $150,000,000 with a $20,000,000 sublimit available for letters of credit. Our credit facility is secured on a first priority basis by (i) a pledge of all of the capital stock or other equity interests of our domestic subsidiaries, (ii) a pledge of 65% of the capital stock or other equity interests of selected overseas subsidiaries located in the United Kingdom, the Netherlands and Japan,
(iii) 100% of the capital stock of the manufacturing entity in Reynosa, Mexico and all of its other assets and (iv) all our other domestic assets (other than real estate) and domestic subsidiaries.

The term loan facility is payable at approximately $11,111,111 per quarter commencing on December 15, 2005 through the term loan maturity date of December 30, 2007. The revolving credit facility matures on December 30, 2009. The interest rate on our credit facility is the greater of (i) the prime rate and
(ii) the federal funds rate plus 0.5%, plus, in both cases, the applicable margin for U.S.-based loans. For Eurodollar-based loans, the rate is the adjusted LIBO rate (defined as the LIBO rate multiplied by the statutory reserve rate) plus the applicable margin. The applicable margin is based upon our leverage ratio (defined as the ratio of our total indebtedness to our consolidated EBITDA for the period of the most recent four fiscal quarters) plus 0.25% to 1% for U.S.-based loans and 1.25% to 2% for Eurodollar-based loans. The interest rate on our outstanding borrowings at June 30, 2005 for the $100,000,000 term loan facility was 5.09% for $50,000,000 and 5.15% for
$50,000,000. The interest rate on the $35,000,000 revolving credit facility at June 30, 2005 was 4.89% for $15,000,000 and 5.08% for $20,000,000.

Our credit facility contains customary negative covenants and restrictions on our ability to engage in specified activities, including, but not limited to:

 -- limitations on indebtedness, except, among others, permitted subordinated debt, unsecured debt not to exceed $30,000,000 at any time, indebtedness to finance capital expenditures not to exceed $20,000,000 at any time;

 -- restrictions on liens, mergers and acquisitions, transactions with affiliates and guarantees;

 -- limitations on investments, except, among others, permitted investments, investments by the company and its subsidiaries in equity interests in their subsidiaries not to exceed $25,000,000 at any time, intercompany loans not to exceed $25,000,000 at any time, permitted acquisitions not to exceed $50,000,000 at any time, and other investments not to exceed $15,000,000 in the aggregate;

 -- limitations on sales of assets, among others, to persons other than affiliates not to exceed $25,000,000 at any time, and sales or transfers of lease contracts under the Bank of Tokyo securitization not to exceed $15,000,000 in any fiscal year;

 -- limitations on sale and leaseback transactions not to exceed $20,000,000 at any time; and

 -- restrictions on payments of dividends in an amount not to exceed $8,000,000 in any year, and repurchases of common stock under employee stock purchase plans.

Our credit facility contains customary affirmative covenants that require us to perform certain activities, including, but not limited to:

 -- furnish the administrative agent and each lender with certain periodic financial reports;

 -- furnish the administrative agent and each lender notice of certain events, including, but not limited to, the occurrence of any default or any other occurrence that could reasonably be expected to result in an material adverse effect;

 -- furnish the administrative agent with notice regarding any changes to the collateral; and

 -- pay taxes and other material obligations, maintain insurance and keep proper books and records.

Under provisions of our credit facility, at our option, we may seek to obtain investment grade ratings from Moody's Investor's Service, Inc. and Standard & Poor's Ratings Group, Inc. If these ratings are obtained, all collateral securing the credit facility will be released.

Our credit facility contains financial covenants that (a) restrict our total leverage ratio (debt to adjusted EBITDA) to a ratio no greater than 2.5 times total debt at any time, (b) the maximum senior leverage ratio to 2.0 to 1.0 (after January 1, 2006, maximum senior leverage is 1.75x at any time total leverage exceeds 2.0x), (c) minimum fixed charge coverage ratio of 1.5x and (d) minimum unrestricted domestic cash requirement of $25,000,000 at all times prior to September 30, 2005 and $50,000,000 at all times thereafter. As of June 30, 2005, we were not compliant with all financial covenants due to the corporate restructuring and settlement of the SAILS transaction. On June 30, 2005, we received a waiver and amendment from our lenders due to our settlement of the SAILS transaction, which was prohibited under the original credit agreement. This amendment also permitted us to exclude the termination payments related to the SAILS settlement from interest expense when calculating covenants. On August 2, 2005, we received an additional waiver and amendment from our lenders due to our failure to comply with the fixed charge covenant caused by the restructuring charges booked in the second quarter, and to be recorded in the third and fourth quarter of 2005, allowing us to exclude the 2005 restructuring charges from the fixed charge covenant calculation.

                         DESCRIPTION OF DEBT SECURITIES

The debt securities will be direct obligations of ours, which may be secured or unsecured, and which may be senior, senior subordinated or subordinated indebtedness. The debt securities will be issued under one or more indentures or indenture supplements between us and a trustee. Any indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to any indentures and the debt securities to be issued under the indentures or supplemental indentures are summaries of certain anticipated provisions of the indentures or supplemental indentures and are not complete. We will file a copy of the indentures or supplemental indentures with the SEC at or before the time of the offering of the applicable series of debt securities . You should refer to those indentures or supplemental indentures for the complete terms of the debt securities.

GENERAL

We may issue debt securities that rank "senior," "senior subordinated" or "subordinated." The debt securities that we refer to as "senior securities" will be direct obligations of ours and will rank equally and ratably in right of payment with other indebtedness of ours that is not subordinated. We may issue debt securities that will be subordinated in right of payment to the prior payment in full of senior indebtedness, as defined in the applicable prospectus supplement, and may rank equally and ratably with the senior subordinated notes and any other senior subordinated indebtedness. We refer to these as "senior subordinated securities." We may also issue debt securities that may be subordinated in right of payment to the senior subordinated securities. These would be "subordinated securities."

We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of such series, for issuances of additional securities of that series.

We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series.

The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

 -- the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities;

 -- the aggregate principal amount of the securities;

 -- the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities;

 -- if convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

 -- the stated maturity date;

 -- any fixed or variable interest rate or rates per annum;

 -- the place where principal, premium, if any, and interest will be payable and where the debt securities can be surrendered for transfer, exchange or conversion;

 -- the date from which interest may accrue and any interest payment dates;

 -- any sinking fund requirements;

 -- any provisions for redemption, including the redemption price and any remarketing arrangements;

 -- whether the securities are denominated or payable in United States dollars or a foreign currency or units of two or more foreign currencies;

 -- the events of default and covenants of such securities, to the extent different from or in addition to those described in this prospectus;

 -- whether we will issue the debt securities in certificated or book-entry form;

 -- whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto;

 -- whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged, in whole or in part, for the individual debt securities represented by the global security;

 -- the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

 -- whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment;

 -- the subordination provisions, if any, relating to the debt securities;

 -- if the debt securities are to be issued upon the exercise of debt warrants, the time, manner and place for them to be authenticated and delivered; and

 -- the provisions relating to any security provided for the debt securities.

We may issue debt securities at less than the principal amount payable upon maturity. We refer to these securities as "original issue discount securities." If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

Except as may be set forth in any prospectus supplement relating to the debt securities, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

Unless otherwise specified in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

If we do not punctually pay or duly provide for interest on any interest payment date, the defaulted interest will be paid either:

 -- to the person in whose name the debt security is registered at the close of business on a special record date the applicable trustee will fix; or

 -- in any other lawful manner, all as the applicable indenture describes.

You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "registrar." It will also perform transfers.

You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

MERGER, CONSOLIDATION OR SALE OF ASSETS

Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, except as otherwise set forth in the prospectus supplement relating to the debt securities, we may not take any of these actions unless all the following conditions are met:

 -- Immediately after the merger, sale of assets or other transaction we are not in default on the debt securities. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

 -- If we merge out of existence or sell our assets, the other company must be a corporation, partnership or other entity organized under the laws of a State of the United States or the District of Columbia or under federal law. The other company must agree to be legally responsible for the debt securities.

 -- If, as a result of transaction, our property or that of our restricted subsidiaries becomes subject to a lien prohibited by the indenture, we or the successor entity must secure the debt securities as required by the indenture.

 -- We must deliver an officers' certificate and opinion of counsel to the trustee as specified under the indenture.

CERTAIN COVENANTS

Provision of financial information. Except as otherwise set forth in the prospectus supplement relating to the debt securities, whether or not required by the rules and regulations of the SEC, so long as any debt securities are outstanding, we will furnish to the holders of debt securities:

 -- all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file these reports, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report by our certified independent accountants; and

 -- all financial information that would be required to be included in a Form
    8-K filed with the SEC if we were required to file this report.

In addition, except as otherwise set forth in the prospectus supplement relating to the debt securities, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability, unless the SEC will not accept such a filing, and make this information available to investors who request it in writing.

Additional covenants. Any additional or different covenants, or modifications to the foregoing covenants, with respect to any series of debt securities will be set forth in the applicable prospectus supplement.

EVENTS OF DEFAULT AND RELATED MATTERS

Events of default. Except as otherwise set forth in the prospectus supplement relating to the debt securities, the term "event of default" means any of the following:

 -- We do not pay interest on a debt security within 30 days of its due date;

 -- We do not pay the principal or any premium on a debt security on its due date;

 -- We do not deposit any sinking fund payment on its due date;

 -- We remain in breach of any other term of the applicable indenture for 60 days after we receive a notice of default stating we are in breach. The holders of 10% in principal amount of debt securities of the affected series may send the notice;

 -- Default in the payment of any of our other indebtedness over a specified amount that results in the acceleration of the maturity of the indebtedness or constitutes a default in the payment of the indebtedness at final maturity, but only if the indebtedness is not discharged or the acceleration is not rescinded or annulled;

 -- The rendering of a final judgment or judgments against us over a specified amount that remains unstayed, undischarged or unbonded for a period of 60 days thereafter;

 -- We or one of our "significant subsidiaries" files for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur;

 -- Any other event of default described in the applicable prospectus supplement occurs.

Except as otherwise set forth in the prospectus supplement relating to the debt securities, the term "significant subsidiary" means each of our significant subsidiaries (as defined in Regulation S-X promulgated under the Securities
Act).

Remedies if an event of default occurs. If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. We call this a "declaration of acceleration of maturity." If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

The trustee will be required to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless the default has been cured or waived. The trustee may withhold notice to the holders of any series of debt securities of any default with respect to that series, except a default in the payment of the principal, premium, or interest on any debt security of that series or in the payment of any sinking fund installment in respect of any debt security of that series, if specified responsible officers of the trustee consider the withholding to be in the interest of the holders.

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. We refer to this as an "indemnity." If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

 -- You must give the trustee written notice that an event of default has occurred and remains uncured;

 -- The holders of at least a majority in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

 -- The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

Every year we will furnish to the trustee a written statement by certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

MODIFICATION OF AN INDENTURE

There are three types of changes we can make to the indentures and the debt securities:

Changes requiring your approval. First, there are changes we cannot make to your debt securities without your specific approval. Except as otherwise set forth in the prospectus supplement relating to the debt securities, the following is a list of those types of changes:

 -- change the stated maturity of the principal or interest on a debt security;

 -- reduce any amounts due on a debt security;

 -- reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

 -- change the place or currency of payment on a debt security;

 -- impair your right to sue for payment;

 -- reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture or to waive compliance with certain provisions of an indenture or to waive certain defaults;

 -- reduce the percentage of holders of debt securities required for quorum or voting;

 -- waive a default or event of default in the payment of principal of or premium, if any, or interest on the debt securities; or

 -- modify any of the foregoing provisions, or any of the provisions relating to the waiver of particular past defaults or particular covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of the debt security.

Changes requiring a majority vote. The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under "--Changes requiring your approval" unless we obtain your individual consent to the waiver.

Changes not requiring approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities.

Further details concerning voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

 -- For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

 -- For debt securities whose principal amount is not known, we will use a special rule for that security described in the applicable prospectus supplement. An example is if the principal amount is based on an index.

 -- For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

Debt securities are not considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption or if we or one of our affiliates own them. Debt securities are also not eligible to vote if they have been fully defeased as described immediately below under "--Discharge, defeasance and covenant defeasance--Full defeasance."

A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 25% in principal amount of the outstanding debt securities of such series, in any such case, upon notice given as provided in the indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

Discharge. We may discharge some obligations to holders of any series of debt securities by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

Full defeasance. We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if we put in place the following arrangements to repay you, except as otherwise set forth in the prospectus supplement relating to the debt securities:

 -- We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

 -- The current federal tax law must be changed or an IRS ruling must be issued permitting the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

 -- We must deliver to the trustee a legal opinion confirming the tax law change described above.

If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from any subordination provisions.

Covenant defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions. In

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

order to achieve covenant defeasance, except as otherwise set forth in the prospectus supplement relating to the debt securities, we must do the following:

 -- We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

 -- We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

If we accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

 -- Any covenants applicable to the series of debt securities and described in the applicable prospectus supplement.

 -- Any subordination provisions.

 -- Certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if a shortfall in the trust deposit occurred. If one of the remaining events of default occurs, for example, our bankruptcy, and the debt securities become immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

OPTION TO DEFER INTEREST PAYMENTS OR TO PAY-IN-KIND

If provided in the applicable prospectus supplement, we will have the right, at any time and from time to time during the term of any series of debt securities, to defer the payment of interest for such number of consecutive interest payment periods as may be specified in the applicable prospectus supplement, subject to the terms, conditions and covenants, if any, specified in such prospectus supplement, provided that an extension period may not extend beyond the stated maturity of the final installment of principal of the series of debt securities. If provided in the applicable prospectus supplement, we will have the right, at any time and from time to time during the term of any series of debt securities, to make payments of interest by delivering additional debt securities of the same series. Certain material U.S. federal income tax consequences and special considerations applicable to the debt securities will be described in the applicable prospectus supplement.

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

SUBORDINATION

We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or subordinated securities is subordinated to debt securities of another series or to other indebtedness of ours. The terms will include a description of:

 -- the indebtedness ranking senior to the debt securities being offered;

 -- the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

 -- the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default; and

 -- provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

GLOBAL SECURITIES

If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

We have the authority to issue the following total number of shares of capital stock:

 -- 600,000,000 shares of common stock, $.01 par value, of which 280,400,299 shares were issued (250,440,055 shares were outstanding) as of August 29, 2005; and

 --  10,000,000 shares of preferred stock, $1.00 par value.

The following description is qualified in its entirety by reference to all of the provisions of our certificate of incorporation, as amended, and amended and restated by-laws, which are exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to share in any distribution of our assets after payment of liabilities and the liquidation preference of any of our outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of stockholders. Holders of common stock have no cumulative voting rights. Thus, the holders of a majority of our outstanding common stock will be able to elect all members of our board of directors and to take other actions requiring a vote of our common stock.

The prospectus supplement will describe the specific terms of the common stock offered by the prospectus supplement.

PREFERRED STOCK

Our board of directors is authorized to issue up to 10 million shares of preferred stock, in one or more series, having such number of shares, designation, relative voting rights, dividend rights, dividend rates, conversion rights, rights and terms of redemption (including any sinking fund provisions), the redemption price or prices, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval.

The prospectus supplement will describe the specific terms of the preferred stock offered by such prospectus supplement.

RIGHTS AGREEMENT

On August 13, 2001, we entered into a rights agreement pursuant to which each share of our common stock has one right attached to it. Each right entitles the holder to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $1.00 per share, at a purchase price to be determined by our board of directors. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and The Bank of New York, as rights agent. A copy of the rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights have not expired or are no longer redeemable by us.

If any person or group, other than one involving us, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock, or commences or announces an intention to make a tender offer or exchange offer the consummation of which would result in such person or group owning 15% or more of our common stock, the "flip-in" provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person (as to whom such rights will be void) to acquire a number of additional shares of common stock having a market value of twice the purchase price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current purchase price, a number of shares of the acquiring or surviving company's common stock having a value at that time of twice the right's exercise price.

The rights will expire upon the tenth anniversary of the date of the rights agreement unless such date is extended or the rights are earlier redeemed or exchanged by us. At no time will the rights have any voting rights. The provisions of the rights agreement may be amended by our board of directors under certain circumstances.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us under certain circumstances. Accordingly, the existence of the rights may deter certain acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the board of directors to negotiate with a potential acquiror on behalf of all of the stockholders. For additional anti-takeover provisions relating to Symbol, see "--Anti-takeover effects of provisions of Delaware law and our charter documents."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER DOCUMENTS

CERTIFICATE OF INCORPORATION AND BY-LAWS

Certain provisions of our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in the stockholder's best interests, including those attempts that might result in a premium being paid over the market price for the shares held by a stockholder.

Under our certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors or any vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, may be filled only by vote of a majority of our directors then in office. Additionally, a decrease in the number of directors constituting the board of directors will not shorten the term of any incumbent director. These limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Symbol.

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

Our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to us by delivery to our registered office in the State of Delaware, our principal place of business, or an officer or agent of ours having custody of the book in which proceedings of meetings of stockholders are recorded.

Our certificate of incorporation and by-laws also provide that, except as otherwise prescribed by statute, a special meeting of stockholders for any purpose may be called only by the chairman of the board of directors, or if no chairman of the board of directors is then serving by the president, by the board of directors or by the secretary at the request in writing of a majority of the board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Our certificate of incorporation provides for 10 million authorized shares of preferred stock. Our board of directors may establish one or more series of preferred stock and fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, the redemption price or prices, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition or control of Symbol.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

The Delaware General Corporation Law ("DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for actions taken as a director, except for liability:

 -- for breach of duty of loyalty;

 -- for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

 -- under Section 174 of the DGCL (unlawful dividends); or

 -- for transactions from which the director derived improper personal benefit.

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

Our certificate of incorporation and by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers, employees or agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even thought such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers.

DELAWARE TAKEOVER STATUTE

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

 -- Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

 -- Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

 -- On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is any person who, together with affiliates and associates, is the owner of 15% or more of a corporation's outstanding voting stock or is an affiliate or associate of the corporation and did own 15% or more of a corporation's outstanding voting stock within the three years prior to the determination of interested stockholder status. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our certificate of incorporation and our by-laws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

We have appointed The Bank of New York as the transfer agent and registrar for our common stock.

LISTING

Our common stock is listed on the New York Stock Exchange under the symbol
"SBL."

                              PLAN OF DISTRIBUTION

We may sell the securities to one or more underwriters for public offering and sale by them and may also sell the securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of securities in the applicable prospectus supplement. We have reserved the right to sell or exchange securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

We may distribute the securities from time to time in one or more transactions:

 -- at a fixed price or prices, which may be changed;

 -- at market prices prevailing at the time of sale;

 -- at prices related to such prevailing market prices; or

 -- at negotiated prices.

We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of securities, we, or the purchasers of securities for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of the sale, or at prices related to such prevailing market prices, or at negotiated prices. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or dealers to purchase the securities offered will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

We will describe in the applicable prospectus supplement any compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

To the extent that we make sales to or through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we will issue and sell shares of our common stock to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell shares on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The distribution agreement will provide that any shares of our common stock sold will be sold at prices related to the then-prevailing market prices for our common stock. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock or other securities. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus. In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain or otherwise affect the price of our securities. We will describe any such activities in the prospectus supplement relating to the transaction.

We may enter into derivative or other hedging transactions with financial institutions. These financial institutions may in turn engage in sales of our common stock to hedge their position, deliver this prospectus in connection with some or all of those sales and use the shares covered by this prospectus to close out any short position created in connection with those sales. We may pledge or grant a security interest in some or all of our common stock covered by this prospectus to support a derivative or hedging position or other obligation and, if we default in the performance of our obligations, the pledgees or secured parties may offer and sell our common stock from time to time pursuant to this prospectus.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of our business for which they receive compensation.

                                 LEGAL MATTERS

Latham & Watkins LLP, New York, New York will issue an opinion about certain legal matters with respect to the securities for us. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.

                                    EXPERTS

The consolidated financial statements of Symbol Technologies, Inc., including the financial statement schedule and Symbol Technologies, Inc. management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, which did not include an evaluation of the internal control over financial reporting of Matrics Inc., each appearing in Symbol Technologies, Inc. annual report (Form 10-K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, which as to the report on internal control over financial reporting contains an explanatory paragraph describing the exclusion of Matrics Inc. from the scope of management's assessment and such firm's audit of internal control over financial reporting, included in such Form 10-K and incorporated herein by reference. Such consolidated financial statements and management's assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and the related financial statement schedule of Symbol Technologies, Inc. and subsidiaries as of December 31, 2003, and for the years ended December 31, 2003 and 2002, incorporated in this prospectus by reference from Symbol Technologies, Inc. and subsidiaries Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Matrics, Inc. as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 incorporated in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

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

 WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION OF INFORMATION BY REFERENCE

We have filed a registration statement with the SEC regarding this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the documents incorporated by reference herein, the prospectus supplement, the registration statement and its exhibits to read that information. We are subject to the informational reporting requirements of the Exchange Act of 1934 and, under that Act, we file reports, proxy statements and other information with the SEC. You may read and copy the documents incorporated by reference herein, the registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC at the SEC's public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with SEC. The site's Internet address is www.sec.gov.

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

This prospectus constitutes part of a registration statement which we have filed with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information that you may need to make an investment decision. Some parts of the prospectus are omitted as allowed by the rules and regulations of the SEC. The SEC allows us to "incorporate by reference" the information which we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The updated and superseded information does not, except as so modified or superseded, constitute part of this prospectus. We incorporate by reference in this prospectus the documents listed below:

 -- Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 11, 2005;

 -- Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the SEC on August 4, 2005;

 -- Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 6, 2005;

 -- Our proxy statement for our 2005 Annual Meeting of Stockholders held on May
    9, 2005, filed with the SEC on April 11, 2005;

 -- Current report on Form 8-K, filed with the SEC on August 26, 2005;

 -- Current report on Form 8-K, filed with the SEC on August 24, 2005;

 -- Current report on Form 8-K, filed with the SEC on August 5, 2005;

 -- Current report on Form 8-K, filed with the SEC on August 1, 2005;

 -- Current report on Form 8-K, filed with the SEC on July 25, 2005;

 -- Current report on Form 8-K/A, filed with the SEC on July 25, 2005;

 -- Current report on Form 8-K, filed with the SEC on June 16, 2005;

 -- Current report on Form 8-K, filed with the SEC on May 13, 2005;

 -- Current report on Form 8-K, filed with the SEC on April 11, 2005;

 -- Current report on Form 8-K, filed with the SEC on March 4, 2005;

 -- Current report on Form 8-K, filed with the SEC on February 1, 2005; and

 -- Current report on Form 8-K, filed with the SEC on January 3, 2005;

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished under Item 2.02 and Item 7.01 (and all exhibits to such report relating to Item 2.02 and Item 7.01) of Form 8-K unless specifically incorporated by us).

Statements contained in this prospectus as to the contents of any contract or other documents referred to, or incorporated by reference, in this prospectus are not necessarily complete, and, where the contract or other document is an exhibit to a registration statement or other SEC filing, each statement is qualified in all respects by the provisions of the exhibit, to which reference is now made.

You may also request a copy of these filings, at no cost, by writing or telephoning us at:
                              Corporate Secretary
                           Symbol Technologies, Inc.
                                One Symbol Plaza
                           Holtsville, NY 11742-1360
                                 (631) 738-2400
                                 www.symbol.com

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

PROSPECTUS

                                 (SYMBOL LOGO)

                           SYMBOL TECHNOLOGIES, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK

           , 2005

WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS. YOU MUST NOT RELY UPON ANY INFORMATION OR REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. THIS PROSPECTUS AND ANY ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE, NOR DO THIS PROSPECTUS AND ANY ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING SUPPLEMENT TO THIS PROSPECTUS IS ACCURATE AS OF THE DATES ON THEIR COVERS. WHEN WE DELIVER THIS PROSPECTUS OR A SUPPLEMENT OR MAKE A SALE PURSUANT TO THIS PROSPECTUS OR A SUPPLEMENT, WE ARE NOT IMPLYING THAT THE INFORMATION IS CURRENT AS OF THE DATE OF THE DELIVERY OR SALE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The actual and estimated expenses in connection with the distribution of the securities being registered, all of which will be borne by us, are as follows:

----------------------------------------------------------------------
SEC Registration Fee........................................  $ 36,490
Printing and Engraving Expense..............................   150,000
Legal Fees..................................................   300,000
Accounting Fees.............................................   150,000
Blue Sky Fees...............................................     5,000
Trustee/Issuing & Paying Agent Fees and Expenses............    10,000
Miscellaneous...............................................   100,000
                                                              --------
   Total....................................................  $751,490
----------------------------------------------------------------------

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or the "DGCL", provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

The DGCL further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our certificate of incorporation and by-laws provide for the indemnification of our directors and officers to the fullest extent permitted under Delaware law.

We have purchased insurance on behalf of our directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as our directors or officers, or that may arise out of their status as our directors or officers, including liabilities under the federal and state securities laws.

Mr. Nuti's employment contract and subsequent separation and release agreement provide for indemnification as set forth in our by-laws to the fullest extent allowable under Delaware law. Additionally, he is entitled to the protection of any insurance policies we hold generally for the benefit of our directors and officers against all costs, charges and expenses incurred or sustained by him in connection with any action, suit or proceeding to which he may be made a party by reason of his service as our former Chief Executive Officer, President and former Director.

In addition, the employment agreements that we had with Messrs. Bravman, Goldner and Razmilovic, our former executives, provide for indemnification as set forth in our by-laws to the fullest extent allowable under Delaware law. Additionally, they are entitled to the protection of any insurance policies we hold generally for the benefit of our directors and officers against all costs, charges and expenses incurred or sustained by them in connection with any action, suit or proceeding to which they may be made a party by reason of their positions as our former directors and officers. These rights survive the termination of their respective employment agreements for any reason.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a. Exhibits

 1.1++  Forms of Underwriting Agreements (debt securities, preferred stock and common stock)
 2.1    Agreement and Plan of Merger by and among Symbol, Marvin
        Acquisition Corp. and Matrics, dated as of July 26, 2004
        (Incorporated by reference to Exhibit 2.1 to the Current
        Report on Form 8-K dated September 15, 2004)
 3.1+   Certificate of Incorporation of Symbol Technologies, Inc.,
        as amended
 3.2    Amended and Restated By-Laws of Symbol (Incorporated by
        reference to Exhibit 3.2 to the Quarterly Report on Form
        10-Q for the quarter ended June 30, 2002)
 4.1    Form of Certificate for Shares of the Common Stock of Symbol
        (Incorporated by reference to Symbol's Form SE on March 3,
        1999)
 4.2    Rights Agreement, dated as of August 13, 2001, between
        Symbol and The Bank of New York, as Rights Agent, which
        includes the Form of Certificate of Designations with
        respect to the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and
        the Summary of Rights to Purchase Shares of Preferred Stock
        as Exhibit C (Incorporated by reference to Exhibit 4 to
        Symbol's Current Report on Form 8-K dated August 21, 2001)
 4.3+   Certificate of Designation of Series A Junior Participating
        Preferred Stock of Symbol Technologies, Inc.
 4.4++  Form of Indenture for the issuance of debt securities
 4.5++  Form of Notes (included in Exhibit 4.4)
 4.6++  Form of Certificate of Designation for Preferred Stock
 4.7++  Form of Preferred Stock Certificate
 5.1*   Opinion of Latham & Watkins LLP regarding the validity of
        the securities
12.1*   Statement of Computation of Ratios of Earnings to Fixed
        Charges
23.1*   Consent of Ernst & Young LLP
23.2*   Consent of Deloitte & Touche LLP

   23.3*   Consent of PricewaterhouseCoopers LLP
   23.4*   Consent of Latham & Watkins LLP (included in Exhibit 5.1)
   24.1*   Power of Attorney (included in the signature page to this Registration Statement)
   25.1++  Statements of Eligibility and Qualification of Trustees on Form T-1 under the Trust Indenture Act of
           1939
-------------------------------------------------------------------------------------------------------------------

+ Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-119076) filed September 16, 2004.

++ To be filed by amendment or as an exhibit to a current report on Form 8-K filed under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.

*  Filed herewith.

ITEM 17.   UNDERTAKINGS

The undersigned registrant hereby undertakes that:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (4) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York, on August 31, 2005.

                                          SYMBOL TECHNOLOGIES, INC.
                                          (Registrant)

                                          By: /s/ SALVATORE IANNUZZI
                                            ------------------------------------
                                              Salvatore Iannuzzi
                                              Interim Chief Executive Officer,
                                              Senior Vice President, Chief
                                              Administrative and
                                            Financial Officer

The undersigned directors and officers of Symbol Technologies, Inc. hereby constitute and appoint Robert J. Chrenc and Salvatore Iannuzzi and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-3 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm that all such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

                    SIGNATURE                                     TITLE                      DATE
                    ---------                                     -----                      ----

               /s/ ROBERT J. CHRENC                      Chairman of the Board of       August 31, 2005
 ------------------------------------------------               Directors
                 Robert J. Chrenc


              /s/ SALVATORE IANNUZZI                 Interim Chief Executive Officer    August 31, 2005
 ------------------------------------------------     (principal executive officer),
                Salvatore Iannuzzi                     Senior Vice President, Chief
                                                       Administrative and Financial
                                                          Officer, and Director


                 /s/ EDWARD KOZEL                                Director               August 31, 2005
 ------------------------------------------------
                   Edward Kozel


                                                                 Director               ______________
 ------------------------------------------------
                Michael J. Lawrie

                    SIGNATURE                                     TITLE                      DATE
                    ---------                                     -----                      ----

                /s/ GEORGE SAMENUK                               Director               August 31, 2005
 ------------------------------------------------
                  George Samenuk


               /s/ MELVIN A. YELLIN                              Director               August 31, 2005
 ------------------------------------------------
                 Melvin A. Yellin


              /s/ JAMES M. LANGROCK                   Vice President--Controller and    August 31, 2005
 ------------------------------------------------        Chief Accounting Officer
                James M. Langrock                     (principal accounting officer)

                                 EXHIBIT INDEX

NUMBER                           DESCRIPTION
------                           -----------
 1.1++   Forms of Underwriting Agreements (debt securities, preferred stock and common stock)
 2.1     Agreement and Plan of Merger by and among Symbol, Marvin
         Acquisition Corp. and Matrics, dated as of July 26, 2004
         (Incorporated by reference to Exhibit 2.1 to the Current
         Report on Form 8-K dated September 15, 2004)
 4.1     Form of Certificate for Shares of the Common Stock of Symbol
         (Incorporated by reference to Symbol's Form SE on March 3,
         1999)
 4.2     Rights Agreement, dated as of August 13, 2001, between
         Symbol and The Bank of New York, as Rights Agent, which
         includes the Form of Certificate of Designations with
         respect to the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and
         the Summary of Rights to Purchase Shares of Preferred Stock
         as Exhibit C (Incorporated by reference to Exhibit 4 to
         Symbol's Current Report on Form 8-K dated August 21, 2001)
 4.3+    Certificate of Designation of Series A Junior Participating
         Preferred Stock of Symbol Technologies, Inc.
 4.4++   Form of Indenture for issuance of debt securities
 4.5++   Form of Notes (included in Exhibit 4.4)
 4.6++   Form of Certificate of Designation for Preferred Stock
 4.7++   Form of Preferred Stock Certificate
 5.1*    Opinion of Latham & Watkins LLP regarding the validity of
         the securities
12.1*    Statement of Computation of Ratios of Earnings to Fixed
         Charges
23.1*    Consent of Ernst & Young LLP
23.2*    Consent of Deloitte & Touche LLP
23.3*    Consent of PricewaterhouseCoopers LLP
23.4*    Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1*    Power of Attorney (included in the signature page to this
         Registration Statement)
25.1++   Statements of Eligibility and Qualification of Trustees on
         Form T-1 under the Trust Indenture Act of 1939
---------------------------------------------------------------------

+ Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-119076) filed September 16, 2004.

++ To be filed by amendment or as an amendment to a current report on Form 8-K filed under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.

* Filed herewith.